Exhibit 99.5

EXHIBIT C

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Genmab A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Genmab A/S and its subsidiaries (the “Company”) as of December 31, 2024, the related Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and the Consolidated Statement of Changes in Equity, for the year then ended, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the EU. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Change in Accounting Principle

As described in Note 1.1, sub-section Presentation Currency, to the financial statements, the Company has changed its presentation currency from Danish Kroner (DKK) to U.S. Dollars (USD).

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Genmab Management on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Acquired IPR&D Assets in the ProfoundBio, Inc. Acquisition—Refer to Notes 3.1 and 5.5 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of ProfoundBio, Inc. (“ProfoundBio”) for USD 1.72 billion (DKK 11.8 billion) on May 21, 2024. The Company accounted for the acquisition as a business combination and, accordingly, has performed procedures to identify all assets and liabilities and allocated the purchase price to the assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition.

Intangible assets acquired primarily included the in-process research and development intangible assets (“Acquired IPR&D assets”). The Company estimated the fair value of the Acquired IPR&D assets using an income approach. The fair value determination of the Acquired IPR&D assets required the Company to make significant estimates and assumptions related to the forecasted future cash flows, such as probabilities of technical and regulatory success, and the determination of the discount rates.

We identified the valuation of Acquired IPR&D assets for the ProfoundBio acquisition as a critical audit matter because of the high level of complexity and management judgement involved in determining the above outlined significant estimates and assumptions used by the Company to determine the fair value of these assets. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the Acquired IPR&D assets in the ProfoundBio acquisition included the following, among others:

•

We tested the effectiveness of controls over the valuation of the Acquired IPR&D assets, including the Company’s controls over the significant estimates and assumptions related to the forecasted future cash flows, such as probabilities of technical and regulatory success, and the determination of the discount rates.

•

We assessed the reasonableness of the Company’s probabilities of technical and regulatory success used in determination of the fair value of the Acquired IPR&D assets by comparing to internal and external market studies and certain peer companies/products in the industry.

•

We assessed the reasonableness of the Company’s forecasts of future cash flows used in determination of the fair value of the Acquired IPR&D assets by comparing the forecasts to historical results of operations, certain peer companies within comparable industries, and internal and external market studies.

•

With the assistance of our valuation specialists, we evaluated the reasonableness of the discount rates by testing the source information and inputs underlying the determination of the discount rates, including in relation to publicly available information for comparable companies and testing the mathematical accuracy of the calculation.

Revenue recognition of royalty revenue—Refer to Note 2.1 to the financial statements

Critical Audit Matter Description

The Company recognized royalty revenue, where revenue is recognized based on net sales by collaboration partners. The Company uses net sales provided by its collaboration partners as an input to their calculation of the amount of royalty revenue to recognize in each period. The preliminary net sales data provided by the collaboration partner may change once final net sales data is available.

We identified the revenue recognition of royalty contracts as a critical audit matter because of the significant estimation uncertainty related to the net sales data provided by collaboration partners. Specifically, the collaboration partner’s estimate of net sales could change based on the final net sales impacting the royalty revenue recognized in each period. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates of the net sales.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the royalty revenue recognized based on the significant assumption of estimated net sales provided by the collaboration partners included the following, among others:

•	We tested the effectiveness of controls relating to the evaluation for reasonableness of the estimated net sales used in the determination of royalty revenue recognition.

•	We tested the overall reasonableness of the estimated net sales reported by the collaboration partners by assessing the historical accuracy of the estimates.

•	We obtained external confirmations from selected collaboration partners on the estimated and actual net sales amounts reported.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

February 12, 2025 (November 7, 2025 as to the effects on the financial statements for the change in presentation currency disclosed within note 1.1, sub-section Presentation Currency, note 4.2 and the reclassifications made to financial income and expenses as disclosed in notes 1.4 and 4.5)

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Genmab A/S

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Genmab A/S and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2023, including the related notes, (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Statsautoriseret Revisionspartnerselskab

Hellerup, Denmark

February 14, 2024, except for the revisions in Notes 1.4 and 4.5, as to which the date is February 12, 2025, and the changes in presentation currency and reclassification in Notes 1.1, 1.4, 4.2 and 4.5, as to which the date is November 7, 2025.

We served as the Company’s auditor from 2001 to 2024.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(USD million)	Note	2024* Restated	2023* Restated	2022* Restated
Revenue	2.1, 2.2	3,121	2,390	2,031
Cost of product sales	2.3	(143)	(33)	—
Research and development expenses	2.3, 3.1, 3.2	(1,414)	(1,107)	(787)
Selling, general and administrative expenses	2.3, 3.2	(549)	(478)	(379)
Acquisition and integration related charges	5.5	(43)	—	—

Total costs and operating expenses		(2,149)	(1,618)	(1,166)

Operating profit		972	772	865
Financial income	4.5	645	299	443
Financial expenses	4.5	(291)	(254)	(347)

Net profit before tax		1,326	817	961
Corporate tax	2.4	(193)	(186)	(211)

Net profit		1,133	631	750

Other comprehensive income:
Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		(224)	139	(201)

Total comprehensive income		909	770	549

Basic net profit per share	2.5	17.66	9.67	11.47
Diluted net profit per share	2.5	17.53	9.58	11.36

*

Genmab changed its presentation currency from DKK to USD effective January 1, 2025. Accordingly, management has translated the consolidated financial statements and related notes into USD for all periods presented. Additionally, certain reclassification adjustments have been made between financial income and financial expenses for all periods presented. Refer to Note 1.1 and Note 1.4, respectively, for more information.

CONSOLIDATED BALANCE SHEETS

(USD million)	Note	December 31,		January 1,
		2024* Restated	2023* Restated	2023* Restated
ASSETS
Goodwill	3.1, 5.5	355	—	—
Other intangible assets	3.1, 5.5	1,728	15	21
Property and equipment	2.2, 3.2	137	142	115
Right-of-use assets	2.2, 3.3	128	102	75
Receivables	2.2, 3.6	7	10	7
Deferred tax assets	2.4	127	31	36
Other investments	3.4	32	20	19

Total non-current assets		2,514	320	273

Corporate tax receivable	2.4	14	—	26
Inventories	3.5	9	8	—
Receivables	3.6	923	733	820
Marketable securities	4.2, 4.4	1,574	1,967	1,783
Cash and cash equivalents		1,380	2,204	1,419

Total current assets		3,900	4,912	4,048

Total assets		6,414	5,232	4,321

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	4.7	10	10	10
Share premium	4.7	1,961	1,942	1,921
Other reserves		(226)	(2)	(141)
Retained earnings		3,392	2,737	2,125

Total shareholders’ equity		5,137	4,687	3,915

Lease liabilities	3.3	131	101	75
Contract liabilities	3.7	67	71	69
Deferred tax liabilities	2.4	330	—	—
Other payables	3.8	5	5	2

Total non-current liabilities		533	177	146

Corporate tax payable	2.4	239	8	—
Lease liabilities	3.3	13	13	11
Contract liabilities	3.7	3	5	5
Other payables	3.8	489	342	244

Total current liabilities		744	368	260

Total liabilities		1,277	545	406

Total shareholders’ equity and liabilities		6,414	5,232	4,321

*

Genmab changed its presentation currency from DKK to USD effective January 1, 2025. Accordingly, management has translated the consolidated financial statements and related notes into USD for all periods presented. Refer to Note 1.1 for more information.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD million)	Note	2024* Restated	2023* Restated	2022* Restated
Cash flows from operating activities:
Net profit before tax		1,326	817	961
Financial income	4.5	(645)	(299)	(443)
Financial expenses	4.5	291	254	347
Adjustment for non-cash transactions
Share-based compensation expense	2.3, 4.6	105	85	63
Depreciation	3.2, 3.3	49	40	30
Amortization	3.1	11	3	20
Impairment charges	3.1	17	—	—
Change in operating assets and liabilities
Receivables	3.6	(230)	116	(277)
Inventories	3.5	(1)	(8)	—
Other payables	3.8	122	90	40

Cash flows from operating activities before financial items		1,045	1,098	741
Interest received		136	131	40
Interest elements of lease payments	3.3	(5)	(3)	(2)
Interest paid		—	—	—
Corporate taxes paid		(50)	(155)	(224)

Net cash provided by operating activities		1,126	1,071	555

Cash flows from investing activities:
Acquisition of business, net of cash acquired	5.5	(1,783)	—	—
Investment in intangible assets	3.1	(17)	(1)	—
Investment in tangible assets	3.2	(27)	(53)	(45)
Marketable securities bought	4.3, 4.4	(1,248)	(1,578)	(1,367)
Marketable securities sold	4.3, 4.4	1,636	1,451	1,026
Other investments bought	3.4	(8)	(4)	(6)

Net cash (used in) investing activities		(1,447)	(185)	(392)

Cash flows from financing activities:
Warrants exercised	4.6, 4.7	19	21	40
Principal elements of lease payments	3.3	(9)	(14)	(10)
Purchase of treasury shares	4.7	(560)	(81)	(128)
Payment of withholding taxes on behalf of employees on net settled RSUs		(16)	(15)	(12)

Net cash (used in) financing activities		(566)	(89)	(110)

Changes in cash and cash equivalents		(887)	797	53
Cash and cash equivalents at the beginning of the period		2,204	1,419	1,365
Exchange rate adjustments		63	(12)	1

Cash and cash equivalents at the end of the period		1,380	2,204	1,419

Cash and cash equivalents include:
Bank deposits		1,369	2,004	1,334
Short-term marketable securities		11	200	85

Cash and cash equivalents at the end of the period		1,380	2,204	1,419

*

Genmab changed its presentation currency from DKK to USD effective January 1, 2025. Accordingly, management has translated the consolidated financial statements and related notes into USD for all periods presented. Refer to Note 1.1 for more information.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(USD million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders’ equity
Balance at December 31, 2021* Restated	10	1,881	60	1,454	3,405

Net profit	—	—	—	750	750
Other comprehensive income	—	—	(201)	—	(201)

Total comprehensive income	—	—	(201)	750	549
Transactions with owners:
Exercise of warrants	—	40	—	—	40
Shares issued for cash	—	—	—	—	—
Expenses related to capital increases	—	—	—	—	—
Purchase of treasury shares	—	—	—	(128)	(128)
Share-based compensation expenses	—	—	—	63	63
Withholding taxes on behalf of employees on net settled RSUs	—	—	—	(12)	(12)
Tax on items recognized directly in equity	—	—	—	(2)	(2)

Balance at December 31, 2022* Restated	10	1,921	(141)	2,125	3,915

Net profit	—	—	—	631	631
Other comprehensive income	—	—	139	—	139

Total comprehensive income	—	—	139	631	770
Transactions with owners:
Exercise of warrants	—	21	—	—	21
Purchase of treasury shares	—	—	—	(81)	(81)
Share-based compensation expenses	—	—	—	85	85
Withholding taxes on behalf of employees on net settled RSUs	—	—	—	(15)	(15)
Tax on items recognized directly in equity	—	—	—	(8)	(8)

Balance at December 31, 2023* Restated	10	1,942	(2)	2,737	4,687

Net profit	—	—	—	1,133	1,133
Other comprehensive income	—	—	(224)	—	(224)

Total comprehensive income	—	—	(224)	1,133	909
Transactions with owners:
Exercise of warrants	—	19	—	—	19
Purchase of treasury shares	—	—	—	(560)	(560)
Share-based compensation expenses	—	—	—	105	105
Withholding taxes on behalf of employees on net settled RSUs	—	—	—	(16)	(16)
Tax on items recognized directly in equity	—	—	—	(7)	(7)

Balance at December 31, 2024* Restated	10	1,961	(226)	3,392	5,137

*

Genmab changed its presentation currency from DKK to USD effective January 1, 2025. Accordingly, management has translated the consolidated financial statements and related notes into USD for all periods presented. Refer to Note 1.1 for more information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Section 1—Basis of Presentation

These consolidated financial statements include Genmab A/S (parent company) and subsidiaries over which the parent company has control. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company.”

This section describes Genmab’s general accounting policies including management’s judgements and estimates under IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and endorsed by the EU (IFRS Accounting Standards). The specific accounting policies are described in each note in conjunction with supplementary disclosures of the specific item with the aim to provide a more understandable description of each accounting area.

1.1—Nature of the Business and Material Accounting Policies

Genmab A/S is a publicly traded, international biotechnology company that was founded in 1999 and specializes in the creation and development of differentiated antibody therapeutics for the treatment of cancer and other diseases. Genmab has six approved products commercialized by third parties, two approved products that are jointly commercialized with a collaboration partner, a broad clinical and preclinical product pipeline and proprietary next-generation antibody technologies.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further disclosure requirements for listed companies in Denmark. The consolidated financial statements were approved by the Board of Directors and authorized for issue on February 12, 2025, with the changes outlined in Note 1.1 and Note 1.4 being approved by the Board of Directors on November 6, 2025. Except as outlined in this Note 1.1 and Note 1.4, the 2024 consolidated financial statements have been prepared using the same accounting principles and accounting policies as 2023 and 2022.

Please refer to the overview below to see in which note/section the detailed accounting policy is included.

Section 2—Results for the Year	3.5 Inventories

2.1 Revenue	3.6 Receivables

2.2 Information about Geographical Areas	3.7 Contract Liabilities

2.3 Staff Costs	3.8 Other Payables

2.4 Corporate and Deferred Tax	Section 4—Capital Structure, Financial Risk and Related Items

2.5 Profit per Share	4.3 Financial Assets and Liabilities

Section 3—Operating Assets and Liabilities	4.4 Marketable Securities

3.1 Intangible Assets and Goodwill	4.5 Financial Income and Expenses

3.2 Property and Equipment	4.6 Share-Based Instruments

3.3 Leases	Section 5—Other Disclosures

3.4 Other Investments	5.5 Acquisition of Businesses

Materiality

Genmab’s consolidated financial statements are based on the concept of materiality and the Company focuses on information that is considered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of transactions. These transactions are aggregated into classes according to their nature or function and presented in classes of similar items in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

consolidated financial statements as required by IFRS and the Danish Financial Statements Act. If items are individually immaterial, they are aggregated with other items of similar nature in the consolidated financial statements or in the notes.

Genmab provides these specific required disclosures unless the information is considered immaterial to the economic decision-making of the readers of the consolidated financial statements or not applicable.

Consolidated Financial Statements

The consolidated financial statements include Genmab A/S and subsidiaries over which the parent company has control. The parent controls a subsidiary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. Genmab A/S (parent company) holds investments either directly or indirectly in the following subsidiaries:

Name	Domicile	Ownership and votes 2024	Ownership and votes 2023
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	100%
ProfoundBio, Inc.	Delaware, USA	100%	N/A*
ProfoundBio, US Co	Delaware, USA	100%	N/A*
Profound Limited	Hong Kong, China	100%	N/A*
ProfoundBio co., Ltd.	Suzhou, China	100%	N/A*
ProfoundBio Shanghai Branch, Co., Ltd.	Shanghai, China	100%	N/A*
Beijing Puyifang Biotechnology Co., Ltd.	Beijing, China	100%	N/A*

*	These subsidiaries were added as a result of the acquisition of ProfoundBio during the second quarter of 2024.

Genmab’s consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries—prepared under Genmab’s accounting policies—by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated.

The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries’ equity. Subsidiaries are consolidated from the date when control is transferred to the Group.

Items included in the financial statements of Genmab’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The income statements for subsidiaries with a different functional currency than Genmab’s presentation currency are translated into Genmab’s presentation currency at average exchange rates, and the balance sheets are translated at the exchange rate in effect at the balance sheet date.

Exchange rate differences arising from the translation of foreign subsidiaries shareholders’ equity at the beginning of the year and exchange rate differences arising as a result of foreign subsidiaries’ income statements being translated at average exchange rates are recorded in translation reserves in shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Presentation Currency

The consolidated financial statements were originally presented in Danish Kroner (DKK). Genmab changed its presentation currency from DKK to USD effective January 1, 2025. The change was made to better reflect the Company’s financial position. For purposes of reissuance of Genmab’s consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 (the “consolidated financial statements”), management has translated the consolidated financial statements and related notes into United States Dollar (USD) for all periods presented. Excluding royalty revenues related to DARZALEX and milestone revenues, which have been translated using historical rates in effect on the date of the transactions, the consolidated statements of comprehensive income and the consolidated statements of cash flows, and related notes, have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated balance sheets, and related notes, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive income. Shareholders’ equity balances, and related notes, have been translated using historical rates in effect on the date of the transactions and all resulting exchange differences have been recognized in accumulated other comprehensive income. The DKK/USD exchange rates used to reflect the change in presentation currency were as follows:

	2020	2021	2022	2023
Average rate	0.153	NA	0.1415	0.1451
Closing rate	N/A	0.1524	0.1434	0.1483

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	YTD 2024
Average rate	0.1456	0.1443	0.1472	0.1433	0.1452
Closing rate	0.1450	0.1435	0.1502	0.1400	0.1400

The change in presentation currency resulted in the following impact on the December 31, 2024 consolidated balance sheet:

	Previously reported in DKK		Reported in USD
	December 31, 2024	Presentation currency change	December 31, 2024
Total assets	45,811	(39,397)	6,414
Total liabilities	9,114	(7,837)	1,277
Total shareholders’ equity	36,697	(31,560)	5,137

The change in presentation currency resulted in the following impact on the December 31, 2023 consolidated balance sheet:

	Previously reported in DKK		Reported in USD
	December 31, 2023	Presentation currency change	December 31, 2023
Total assets	35,289	(30,057)	5,232
Total liabilities	3,679	(3,134)	545
Total shareholders’ equity	31,610	(26,923)	4,687

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The change in presentation currency resulted in the following impact on the January 1, 2023 consolidated balance sheet:

	Previously reported in DKK		Reported in USD
	January 1, 2023	Presentation currency change	January 1, 2023
Total assets	30,119	(25,798)	4,321
Total liabilities	2,837	(2,431)	406
Total shareholders’ equity	27,282	(23,367)	3,915

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2024 consolidated statements of comprehensive income:

	Previously reported in DKK		Reported in USD
	December 31, 2024	Presentation currency change	December 31, 2024
Net profit	7,844	(6,711)	1,133
Comprehensive income	8,274	(7,365)	909

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2023 consolidated statements of comprehensive income:

	Previously reported in DKK		Reported in USD
	December 31, 2023	Presentation currency change	December 31, 2023
Net profit	4,352	(3,721)	631
Comprehensive income	4,314	(3,544)	770

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2022 consolidated statements of comprehensive income:

	Previously reported in DKK		Reported in USD
	December 31, 2022	Presentation currency change	December 31, 2022
Net profit	5,452	(4,702)	750
Comprehensive income	5,469	(4,920)	549

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2024 consolidated statements of cash flows:

	Previously reported in DKK		Reported in USD
	December 31, 2024	Presentation currency change	December 31, 2024
Cash provided by (used in):
Operating activities	7,771	(6,645)	1,126
Investing activities	(9,907)	8,460	(1,447)
Financing activities	(3,919)	3,353	(566)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2023 consolidated statements of cash flows:

	Previously reported in DKK		Reported in USD
	December 31, 2023	Presentation currency change	December 31, 2023
Cash provided by (used in):
Operating activities	7,380	(6,309)	1,071
Investing activities	(1,282)	1,097	(185)
Financing activities	(606)	517	(89)

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2022 consolidated statements of cash flows:

	Previously reported in DKK		Reported in USD
	December 31, 2022	Presentation currency change	December 31, 2022
Cash provided by (used in):
Operating activities	3,912	(3,357)	555
Investing activities	(2,761)	2,369	(392)
Financing activities	(789)	679	(110)

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2024 basic and diluted earnings per share:

	Previously reported in DKK		Reported in USD
	December 31, 2024	Presentation currency change	December 31, 2024
Earnings per share—basic	122.21	(104.55)	17.66
Earnings per share—diluted	121.36	(103.83)	17.53

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2023 basic and diluted earnings per share:

	Previously reported in DKK		Reported in USD
	December 31, 2023	Presentation currency change	December 31, 2023
Earnings per share—basic	66.64	(56.97)	9.67
Earnings per share—diluted	66.02	(56.44)	9.58

The change in presentation currency resulted in the following impact on the twelve months ended December 31, 2022 basic and diluted earnings per share:

	Previously reported in DKK		Reported in USD
	December 31, 2022	Presentation currency change	December 31, 2022
Earnings per share—basic	83.38	(71.91)	11.47
Earnings per share—diluted	82.59	(71.23)	11.36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Foreign Currency

As stated above, the consolidated financial statements were originally prepared in DKK, which was the presentation currency of Genmab. As such, foreign currency transactions reflect the original impacts of the DKK presentation currency. See Note 4.2 for further details of foreign currency risks.

Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction.

Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the Consolidated Statements of Comprehensive Income as financial income or expense.

Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the Consolidated Statements of Comprehensive Income as financial income or expense.

Classification of Costs and Operating Expenses in the Income Statement

Cost of Product Sales

Cost of product sales includes direct and indirect costs relating to the manufacturing of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Inventory amounts written down as a result of excess or obsolescence are charged to cost of product sales. Also included in Cost of Product Sales are royalty payments on commercialized products. Aside from these items, there are no other costs included within cost of product sales.

Additionally, cost of product sales includes profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. The only profit-sharing amounts owed to collaboration partners that are recorded as cost of product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

Refer to Note 5.6 for detailed information regarding Genmab’s Collaboration Agreement with AbbVie.

Research and Development Expenses

Research and development expenses primarily include salaries, benefits and other employee-related costs of Genmab’s research and development staff, license costs, manufacturing costs, preclinical costs, clinical trials, contractors and outside service fees, amortization and impairment of licenses and rights related to intangible assets, depreciation of property and equipment, and depreciation of right-of-use assets, to the extent that such costs are related to the Group’s research and development activities.

Refer to Note 3.1 for a more detailed description on the treatment of Genmab’s research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to the management and administration of Genmab, including commercialization activities. This primarily includes salaries, benefits and other employee costs related to management and support functions including human resources, information technology and the finance departments. In addition, depreciation of property and equipment and depreciation of right-of-use assets, to the extent such expenses are related to administrative functions, are also included. Selling, general and administrative expenses are recognized in the Consolidated Statements of Comprehensive Income in the period to which they relate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Acquisition and Integration Related Charges

Acquisition and integration related charges for the acquisition of ProfoundBio which occurred during the second quarter of 2024.

Refer to Note 5.5 for more information regarding Genmab’s Acquisition and Integration costs related to the acquisition of ProfoundBio.

Government Grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that Genmab will comply with all attaching conditions. When the grant relates to an expense item, it is recognized as a reduction of that expense on a systematic basis over the periods that the costs for which it is intended to compensate are incurred. Where the grant relates to an asset, the fair value is credited to a contract liability account and is released to the statement of comprehensive income as other operating income over the expected useful life of the relevant asset by equal annual installments.

Statements of Cash Flows

The cash flow statement is presented using the indirect method with basis in the net profit before tax.

Cash flows from operating activities are stated as the net profit before tax adjusted for financial income and expense, non-cash operating items including depreciation, amortization, impairment losses, share-based compensation expenses, and for changes in operating assets and liabilities, interest paid and received, interest elements of lease payments and corporate taxes paid or received. Operating assets and liabilities are mainly comprised of changes in receivables, inventories and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in operating assets and liabilities, if related to the main revenue-producing activities of Genmab.

Cash flows from investing activities consist of acquisitions of businesses, net of cash acquired, purchases and sales of marketable securities and other investments, as well as purchases of intangible assets and property and equipment.

Cash flows from financing activities relate to the purchase of treasury shares, exercise of warrants, payments of withholding taxes on behalf of employees on net settled RSUs and payments of long-term loans including installments on lease liabilities.

Cash and cash equivalents are comprised of cash, bank deposits, and marketable securities with a maturity of less than 90 days on the date of acquisition.

The statements of cash flows cannot be derived solely from the consolidated financial statements.

Treasury Shares

The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares is recognized in retained earnings.

Collaborations, License Agreements and Collaborative Agreements

Collaborations and License Agreements

Genmab continues to pursue the establishment of research collaborations and licensing agreements. These arrangements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

In regard to Genmab’s license agreements with J&J, Novartis and Roche, each of these parties retain final decision-making authority over the relevant activities and as such no joint control exists.

Refer to Note 2.1 for additional information related to revenue from these parties.

Collaborative Agreements

Genmab has entered into a number of joint collaborative agreements. These agreements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

These agreements also provide Genmab with varying rights to develop, produce and market products together with its collaborative partners. Both parties in these arrangements share in the decision-making and therefore have joint control of the arrangement. In 2024, Genmab’s more significant collaboration agreements are with AbbVie (epcoritamab), Pfizer (tisotumab vedotin) and BioNTech.

Refer to Note 2.1 for additional information related to revenue from our joint collaborative agreements.

Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

1.2—New Accounting Policies and Disclosures

NEW ACCOUNTING POLICIES AND DISCLOSURES FOR 2024

Genmab has, with effect from January 1, 2024, implemented the following standards and amendments:

•	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback

•

Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current – Deferral of Effective Date, and Non-current Liabilities with Covenants, and

•	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements

The implementation of these amendments did not have a material impact on the consolidated financial statements for the current or prior reporting periods and is not expected to have a significant impact in future reporting periods.

NEW ACCOUNTING POLICIES AND DISCLOSURES EFFECTIVE IN 2025 OR LATER

Furthermore, as it relates to new or amended accounting standards and interpretations (IFRSs) issued by the IASB, management does not anticipate any significant impact on the Consolidated Financial Statements in the period of initial application from the adoption of these new standards and amendments, apart from IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which replaces IAS 1 effective from 1 January 2027. The new IFRS 18 is expected to change the presentation of the financial statements, requiring items of income and expense to be classified into five categories: operating, investing, finance, income taxes and discontinued operations along with two new mandatory sub-totals, operating profit or loss and profit or loss before financing and income taxes. IFRS 18 will not impact the recognition or measurement of items in the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

1.3—Management’s Judgements and Estimates under IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management’s judgements, including various accounting estimates and assumptions. These judgements and estimates affect the application of accounting policies, as well as reported amounts within the consolidated financial statements and disclosures.

Determining the carrying amount of certain assets and liabilities requires judgements, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability.

Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on information available at the time.

Accounting judgements are made in the process of applying accounting policies. These judgements are typically made based on the guidance and information available at the time of application.

These estimates and judgements may prove incomplete or incorrect, and unexpected events or circumstances may arise. Genmab is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and negatively. Specific risks for Genmab are discussed in the relevant section of these consolidated financial statements and in the notes to the consolidated financial statements.

The areas involving a high degree of judgement and estimation that are significant to the consolidated financial statements are summarized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the preparation of the consolidated financial statements.

Accounting policy	Key accounting estimates and judgements	Note reference	Risk
Revenue recognition

Judgement in assessing whether a collaboration partner is a customer

Estimation of partner net sales amounts in the calculation of royalties

Estimation of variable consideration

Judgement in assessing the nature of combined performance obligations within contracts

		Note 2.1	High

Share-based compensation	Judgement in selecting assumptions required for valuation of warrant grants Estimation in developing forfeiture rate RSUs/warrants and probability of achievement for PSUs	Note 4.6	Moderate

Current and deferred income taxes	Judgement and estimation regarding valuation of deferred income taxes	Note 2.4	Moderate

Fair value and impairment assessment of other intangible assets and goodwill	Estimation of the fair value of other intangible assets and assessment of impairment of other intangible assets Estimation regarding the valuation of goodwill and assessment of impairment of goodwill	Notes 3.1 and 5.5	High

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

1.4—Revision of Prior Period Financial Statements

Reclassifications

In order to conform to the current period gross presentation for 2025, a reclassification of net $100 million gain, $63 million loss and $97 million gain have been made to the gross amounts presented for 2024, 2023 and 2022 respectively, to move foreign exchange rate gains and losses related to marketable securities from gains and losses on foreign exchange rates to gains and losses on marketable securities. These reclassifications have no impact on the net amounts of financial items as presented in Note 4.5—Financial Income and Expenses.

(USD million)	December 31, 2024	Reclass	December 31, 2024
Financial income:
Gain on marketable securities	53	184	237
Foreign exchange rate gain	431	(173)	258
Gain on other investments, net	21	(15)	6

Total financial income	505	(4)	501

Financial expenses:
Loss on marketable securities	(23)	(84)	(107)
Foreign exchange rate loss	(239)	73	(166)
Loss on other investments, net	(15)	15	—

Total financial expenses	(277)	4	(273)

Net financial items	228	—	228

	December 31, 2023	Reclass	December 31, 2023
Financial income:
Gain on marketable securities	72	85	157
Foreign exchange rate gain	57	(57)	—
Gain on other investments, net	10	(10)	—

Total financial income	139	18	157

Financial expenses:
Loss on marketable securities	(26)	(148)	(174)
Foreign exchange rate loss	(186)	120	(66)
Loss on other investments, net	(14)	10	(4)

Total financial expenses	(226)	(18)	(244)

Net financial items	(87)	—	(87)

	December 31, 2022	Reclass	December 31, 2022
Financial income:
Gain on marketable securities	13	180	193
Foreign exchange rate gain	384	(180)	204
Gain on other investments, net	8	(8)	—

Total financial income	405	(8)	397

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	December 31, 2022	Reclass	December 31, 2022
Financial expenses:
Loss on marketable securities	(64)	(83)	(147)
Foreign exchange rate loss	(235)	83	(152)
Loss on other investments, net	(50)	8	(42)

Total financial expenses	(349)	8	(341)

Net financial items	56	—	56

Refer to Note 4.5 for additional information relating to financial income and expenses of the Group.

Section 2—Results for the Year

This section includes disclosures related to revenue, information about geographical areas, staff costs, corporate and deferred tax, and profit per share.

2.1—Revenue

(USD million)	2024	2023	2022
Revenue by type:
Royalties	2,517	1,989	1,625
Reimbursement revenue	144	124	115
Milestone revenue	145	171	243
Collaboration revenue	62	45	47
Net product sales	253	61	—
License revenue	—	—	1

Total	3,121	2,390	2,031

Revenue by collaboration partner:
Janssen	2,091	1,734	1,475
AbbVie	58	106	160
Roche	107	102	113
Novartis	408	219	115
BioNTech	127	114	100
Pfizer[1]	77	54	58
Other	—	—	10

Total[2]	2,868	2,329	2,031

Royalties by product:
DARZALEX	2,019	1,635	1,396
Kesimpta	323	217	110
TEPEZZA	106	102	113
Other[3]	69	35	6

Total	2,517	1,989	1,625

[1]	Pzifer acquired Seagen in December 2023
[2]	Excludes Genmab’s Net product sales
[3]	Other consists of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

ACCOUNTING POLICIES

Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Genmab only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Genmab assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Royalties: Certain of Genmab’s license and collaboration agreements include sales-based royalties based on the level of sales. The license has been deemed to be the predominant item to which the royalties relate under Genmab’s license and collaboration agreements. As a result, Genmab recognizes revenue when the related sales occur.

Reimbursement Revenue for R&D Services: Genmab’s research collaboration agreements include provisions for reimbursement or cost sharing for R&D services and payment for full time equivalents (“FTEs”) at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for research services is recognized over time rather than at a point in time.

Milestone Revenue: Certain of Genmab’s license and collaboration agreements include development, regulatory and commercial milestone payments based on the level of sales. At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the achievement of milestones is considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collaboration partner, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, Genmab re-evaluates the probability of achievement of such development milestones and commercial milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. Under all of Genmab’s existing license and collaboration agreements, milestone payments have been allocated to the license transfer performance obligation.

License Revenue for Intellectual Property: If the license to Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. Under all of Genmab’s existing license and collaboration agreements the license to functional intellectual property has been determined to be distinct from other performance obligations identified in the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Collaboration Revenue: Collaboration revenue includes the result of profit sharing arrangements for the sale of commercial products by our collaboration partners. When Genmab’s collaboration partner is determined to be the principal in sales to end customers, Genmab’s share of profits for the sale of commercial products is included in collaboration revenue.

Net Product Sales: Revenue from the sale of goods is recognized when control is transferred to the customer and it is probable that Genmab will collect the consideration to which it is entitled for transferring the products. Control of the products is transferred at a single point in time which occurs upon delivery to the customer. The amount of sales to be recognized is based on the consideration Genmab expects to receive in exchange for its goods. When sales are recognized, an estimate for a variety of sales deductions is also recorded such as cash discounts, government rebates, chargebacks, wholesaler fees, other rebates and administrative fees, sales returns and allowances and other sales discounts. Sales deductions are estimated and recognized as a reduction of gross product sales to arrive at net product sales, by assessing the expected value of the sales deductions (variable consideration). Sales deductions are estimated and provided for at the time the related sales are recorded. Genmab’s estimates related to sales deductions require significant use of estimates as not all conditions are known at the time of sale. The estimates are based on analyses of existing contractual obligations, historical experience, drug product analogs and payer channel mix. Genmab considers the provisions established for sales deductions to be reasonable and appropriate based on currently available information; however, the actual amount of deductions may differ from the amounts estimated by management as more information becomes available. Estimates will be assessed each period and adjusted as required based on updated information and actual experience.

When Genmab is determined to be the principal in sales to end customers, all product sales are included in net product sales in the Consolidated Statements of Comprehensive Income. As of December 31, 2024, all net product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie.

Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

•	Refer to Note 1.3 for management’s judgements and estimates related to revenue recognition.

2.2—Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, marketed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting.

Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as Genmab’s business activities are not organized on the basis of differences in related product and geographical areas.

	Revenue	Non- current assets	Revenue	Non- current assets	Revenue	Non- current assets
(USD million)	2024		2023		2022
Denmark	2,868	1,779	2,329	75	2,031	30
Netherlands	—	108	—	130	—	114
United States	131	447	55	56	—	63
Japan	122	14	6	8	—	10
China	—	7	—	—	—	—

Total	3,121	2,355	2,390	269	2,031	217

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Out of total non-current assets of $2,355 million, $1,728 million relates to intangible assets in Denmark and $355 million relates to goodwill in the United States acquired as a part of the acquisition of ProfoundBio.

ACCOUNTING POLICIES

Geographical information is presented for Genmab’s revenue and non-current assets. Revenue is attributed to countries on the basis of the location of the legal entity holding the contract with the counterparty. Non-current assets comprise intangible assets, goodwill, property and equipment, right-of-use assets, and receivables.

2.3—Staff Costs

(USD million)	2024	2023	2022
Wages and salaries	460	381	271
Share-based compensation	105	85	63
Defined contribution plans	30	25	16
Other social security costs	58	49	36
Government grants related to research and development expenses	(22)	(25)	(20)

Total	631	515	366

Staff costs are included in the Consolidated Statements of Comprehensive Income as follows:
Cost of product sales	2	—	—
Research and development expenses	366	291	215
Selling, general and administrative expenses	263	224	151

Total	631	515	366

Average number of FTE	2,535	2,011	1,460

Number of FTE at year-end	2,682	2,204	1,660

Refer to Note 4.6 for additional information regarding share-based instruments and Note 5.1 for additional information regarding the remuneration of the Board and Executive Management.

ACCOUNTING POLICIES

STAFF COSTS

Wages and salaries, other social security costs, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associated work.

Genmab’s pension plans are classified as defined contribution plans and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued, and outstanding contributions are included in other payables.

Termination benefits are recognized as an expense, when Genmab is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

2.4—Corporate and Deferred Tax

TAXATION—INCOME STATEMENT & SHAREHOLDERS’ EQUITY

(USD million)	2024	2023	2022
Current tax on profit	261	189	209
Adjustment to deferred tax	14	(9)	15
Net Increase (decrease) of unrecognized deferred tax assets for the year	(84)	6	(13)
Effect of exchange rate adjustment	2	—	—

Total tax for the period in the income statement	193	186	211

(USD million)	2024	2023	2022
Net profit before tax	1,326	817	961

Tax at the Danish corporation tax rate of 22% for all periods	292	180	211

Tax effect of:
Net Increase (decrease) of unrecognized deferred tax assets for the year	(84)	6	(13)
Net of non-taxable income over non-deductible expenses	13	1	10
Other current and deferred tax adjustments	(30)	(1)	(2)
Effect of exchange rate adjustment	2	—	5

Total tax effect	(99)	6	—

Total tax for the period in the income statement	193	186	211

Total tax for the period in shareholders’ equity	7	8	(2)

Effective Tax Rate	14.6%	22.8%	22.0%

Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The corporate tax expense was $193 million in 2024, $186 million in 2023 and $211 million in 2022. Tax benefits of $7 million in 2024, $8 million in 2023 and tax expenses of $2 million in 2022, related to excess tax benefits for share-based compensation were recorded directly in shareholders’ equity.

As a result of the ProfoundBio integration activities, Genmab utilized approximately $319 million of previously unrecognized tax losses during 2024.

Genmab operates in multiple jurisdictions which have enacted new legislation to implement the global minimum top-up tax, which became effective on January 1, 2024. Under this legislation, the Company is liable to pay a top-up tax for the difference between its GloBE Effective Tax Rate per jurisdiction and the minimum rate of 15 percent. The rules have no impact on the tax position of Genmab in 2024.

TAXATION—BALANCE SHEET

Significant components of the deferred tax (liabilities) assets are as follows:

(USD million)	2024	2023
Share-based instruments	38	6
Deferred revenue	17	17
Intangible assets	(347)	—
Other temporary differences	89	8

Total at December 31	(203)	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Genmab recognizes deferred tax assets if it is probable that sufficient taxable income will be available in the future. Management has considered future taxable income and applied its judgement in assessing whether deferred tax assets should be recognized.

The difference between the deferred tax liability as of December 31, 2024 and the deferred tax liability acquired as part of the acquisition of ProfoundBio relates to the reestablishment of the deferred tax liability as a result of the transfer of intangible assets from ProfoundBio US to Genmab A/S during the fourth quarter of 2024.

As of December 31, 2024, Genmab had estimated gross unrecognized tax loss carryforwards in the Netherlands of $0.1 billion to reduce future taxable income. As of December 31, 2023, Genmab had estimated gross unrecognized tax loss carryforwards in the U.S. and in the Netherlands of $0.3 billion and $0.1 billion, respectively. The tax losses in the Netherlands available as of December 31, 2024, can be carried forward indefinitely.

ACCOUNTING POLICIES

CORPORATE TAX

Corporate tax, which consists of current tax and deferred taxes for the year, is recognized in the income statement, except to the extent that the tax is attributable to items which directly relate to shareholders’ equity or other comprehensive income.

Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities.

DEFERRED TAX

Deferred tax accounting requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of certain tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations in the local countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences that arise when the carrying amount of an asset exceeds its tax basis or the carrying amount of a liability is less than its tax base.

MANAGEMENT’S JUDGEMENTS AND ESTIMATES

DEFERRED TAX

Genmab recognizes deferred tax assets if management assesses that these tax assets can be offset against positive taxable income within the foreseeable future. This judgement is made on an ongoing basis and is based on numerous factors, including actual results, budgets, and business plans for the coming years.

Realization of deferred tax assets is dependent upon a number of factors, including estimated future taxable earnings, the timing and amount of which are highly uncertain. A significant portion of Genmab’s future taxable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

income will be driven by future events that are highly susceptible to factors outside the control of Genmab including overall commercial growth, specific clinical outcomes, regulatory approvals, advancement of Genmab’s product pipeline and other matters. As such, changes in estimates of future taxable income could impact Genmab’s future taxable income in a positive or negative manner.

As a result of the ProfoundBio integration activities, Genmab, based on current business plans and estimates of future taxable income, recognized a significant portion of previously unrecognized deferred tax assets during 2024.

2.5—Profit Per Share

(USD million)	2024	2023	2022
Net profit	1,133	631	750

(Shares)
Weighted average number of shares outstanding	66,139,029	66,023,437	65,783,130
Weighted average number of treasury shares	(1,952,382)	(713,693)	(395,829)

Weighted average number of shares excl. treasury shares	64,186,647	65,309,744	65,387,301
Adjustments for share-based instruments, dilution	469,339	587,833	613,460

Weighted average number of shares, diluted	64,655,986	65,897,577	66,000,761

Basic net profit per share	17.66	9.67	11.47
Diluted net profit per share	17.53	9.58	11.36

In the calculation of the diluted net profit per share for 2024, 788,967 potential ordinary shares related to share-based instruments have been excluded as they are anti-dilutive, compared to 248,649 and 68,728 for 2023 and 2022, respectively.

ACCOUNTING POLICIES

BASIC NET PROFIT PER SHARE

Basic net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares.

DILUTED NET PROFIT PER SHARE

Diluted net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares and adjusted for the dilutive effect of share equivalents.

Section 3—Operating Assets and Liabilities

This section covers the operating assets and related liabilities that form the basis for Genmab’s activities. Deferred tax assets and liabilities are included in Note 2.4. Assets related to Genmab’s financing activities are shown in section 4.

3.1—Other Intangible Assets and Goodwill

Intangible Assets

The increase in the gross carrying value of other intangible assets during 2024 was primarily due to the addition of $1,536 million of in-process research and development (IPR&D) and $180 million of a technology

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

platform asset from the ProfoundBio acquisition. The technology platform asset is being amortized over its estimated useful life of 15 years. Refer to Note 5.5 for additional details.

(USD million)	Goodwill	Licenses and Patents	Technology Platform	Acquired IPR&D	Total Intangible Assets
2024
Cost at the beginning of the year	—	134	—	—	134
Additions during the year	354	24	180	1,536	2,094
Effect of exchange rate adjustment	1	(9)	—	(4)	(12)

Cost at the end of the year	355	149	180	1,532	2,216

Amortization and impairment losses at the beginning of the year	—	119	—	—	119
Amortization for the year	—	3	8	—	11
Impairment losses for the year	—	11	—	—	11
Effect of exchange rate adjustment	—	(7)	(1)	—	(8)

Amortization and impairment losses at the end of the year	—	126	7	—	133

Carrying amount at the end of the year	355	23	173	1,532	2,083

2023
Cost at the beginning of the year	—	128	—	—	128
Additions during the year	—	1	—	—	1
Effect of exchange rate adjustment	—	5	—	—	5

Cost at the end of the year	—	134	—	—	134

Amortization and impairment losses at the beginning of the year	—	107	—	—	107
Amortization for the year	—	8	—	—	8
Effect of exchange rate adjustment	—	4	—	—	4

Amortization and impairment losses at the end of the year	—	119	—	—	119

Carrying amount at the end of the year	—	15	—	—	15

Impairment losses for the year related to licenses and patents, which were not material, were recorded in Research and development expenses in the Consolidated Statements of Comprehensive Income.

Amortization expense was $11 million, $8 million, and $15 million for 2024, 2023 and 2022, respectively, which was recorded in Research and development expenses in the Consolidated Statements of Comprehensive Income.

Goodwill

The carrying amount of goodwill was $355 million as of December 31, 2024, due to the acquisition of ProfoundBio (refer to Note 5.5). No impairment of goodwill was recognized in 2024 as the annual impairment test showed that the estimated recoverable amount exceeded the carrying amount of the single cash-generating unit (CGU) to which all of Genmab’s goodwill was allocated. There was no goodwill balance as of December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

ACCOUNTING POLICIES

RESEARCH AND DEVELOPMENT PROJECTS

Internal and subcontracted research costs are charged in full to research and development expenses in the Consolidated Statements of Comprehensive Income in the period in which they are incurred. Development costs are also expensed until regulatory approval is obtained or is probable. Genmab has no internally generated intangible assets from development, as the criteria for recognition of an intangible asset are not met.

Genmab acquires licenses and rights primarily to gain access to targets and technologies identified by third parties. Payments to third parties under collaboration and license agreements are assessed to determine whether such payments should be expensed as incurred as research and development expenses or capitalized as an intangible asset. Licenses and rights that meet the criteria for capitalization as intangible assets are measured at cost less accumulated amortization and any impairment losses. Milestone payments related to capitalized licenses and rights are accounted for as an increase in the cost to acquire licenses and rights.

For acquired research and development projects, and intellectual property rights, including acquisition in a business combination, the likelihood of obtaining future commercial sales is reflected in the cost of the asset, and thus the probability recognition criteria is always considered to be satisfied. As the cost of acquired research and development projects can often be measured reliably, these projects fulfil the capitalization criteria as intangible assets on acquisition. Development costs incurred subsequent to acquisition are treated consistently with internal project development costs.

GOODWILL

Goodwill represents the excess of purchase price over the fair value of net identifiable assets acquired and liabilities assumed in a business combination accounted for by the acquisition method of accounting. Goodwill is allocated to each of the group’s CGU (or groups of CGUs) expected to benefit from the synergies of the combination. Genmab consists of one single CGU which represents its single operating segment.

RECOGNITION AND MEASUREMENT

Intangible assets are initially measured at cost and are subsequently measured at cost less any accumulated amortization and any impairment loss. Goodwill is not amortized but is subject to impairment testing.

For intellectual property rights acquired for research and development projects, upfront fees and acquisition costs are capitalized as the historical cost. Subsequent milestone payments payable on achievement of a contingent event will be capitalized when the contingent event being achieved is probable. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date.

Amortization

Intangible assets with definite useful lives are amortized based on the straight-line method over their estimated useful lives. This corresponds to the legal duration or the economic useful life depending on which is shorter. The amortization of intellectual property rights, including IPR&D, commences after regulatory approval has been obtained or when assets are put in use.

Impairment

Goodwill and intangible assets not yet available for use (IPR&D) are tested for impairment when indicators of impairment exist. However, they are tested at least annually, irrespective of whether there is any indication that they may be impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

If circumstances or changes in Genmab’s operations indicate that the carrying amount of Goodwill, IPR&D or definite-lived intangible assets may not be recoverable, management performs an impairment test of the asset for impairment.

Amortization, impairment losses, and gains or losses on the disposal of other intangible assets related to licenses and rights are recognized in Consolidated Statements of Comprehensive Income as research and development expenses.

MANAGEMENT’S JUDGMENTS AND ESTIMATES

Impairment Assessment of Goodwill and Other Intangible Assets

CGUs to which goodwill has been allocated are tested for impairment at least annually, or more frequently when there is an indication that the unit may be impaired by assessing qualitative factors or performing a quantitative analysis. Goodwill is monitored for impairment at the operating segment level, which is the lowest level CGU to which goodwill is allocated and monitored by Management. Goodwill impairment tests are based on management’s estimate of recoverable amount determined as the greater of the fair value less cost to sell, or its value in use. Value in use is calculated based on a multiple applied on steady earnings from operations before tax generated from the CGU. If the carrying amount of goodwill exceeds the recoverable amount, any impairment is measured as the difference between the recoverable amount and the carrying amount. Any impairment is first allocated to reduce the carrying amount of goodwill and any exceeding amount is allocated pro-rata to Genmab’s other assets in the CGU in the scope of IAS 36 but not less than their recoverable amount. An impairment loss is recognized in the Consolidated Statements of Comprehensive Income when the impairment is identified. Impairments of goodwill are prohibited from future reversals.

As permitted under IAS 36 (Impairment of Assets), use of a short-cut quantitative impairment test may be relied on if conservative assumptions are utilized which would result in an underestimation of the recoverable amount. By applying a multiple of four on the previous twelve consecutive months operating profit before tax the estimated recoverable amount is higher than the carrying amount of the CGU. It is management’s assessment that a multiple of four is a conservative assumption compared to market observations. The operating profit before tax for the previous twelve consecutive months is based on recurring earnings and is considered a conservative measure of earnings for the next four years compared to the budget and forecast prepared by the Group. Thus, management has concluded that there is no impairment on goodwill. As Genmab has a single CGU with a quoted market price of the entire Group (level 1 observable input), a high-level comparison between Genmab’s market capitalization and the recoverable amount was also performed to reaffirm the reasonableness of the short-cut approach to estimate recoverable amount. The carrying amount of the single CGU includes Genmab’s net assets, less cash and marketable securities as returns on such balances are not included in operating profit before tax and therefore are not included in the recoverable amount either.

The basis for the review of IPR&D impairment is also the recoverable amount. If the carrying amount of an intangible asset is greater than the recoverable amount, the intangible asset is written down to the recoverable amount. An impairment loss is recognized in the Consolidated Statements of Comprehensive Income when the impairment is identified. Impairments on intangible assets are reviewed at each reporting date for possible reversal.

Factors considered material that could trigger an impairment test include the following:

•	Development of a competing drug

•	Realized sales trending below predicted sales

•	Inconsistent or unfavorable clinical readouts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

•	Changes in the legal framework covering patents, rights, and licenses

•	Advances in medicine and/or technology that affect the medical treatments

•	Adverse impact on reputation and/or brand names

3.2—Property and Equipment

(USD million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
2024
Cost at January 1	101	135	6	242
Additions for the year	1	12	17	30
Acquisitions through business combinations	2	6	—	8
Transfers between the classes	1	6	(7)	—
Disposals for the year	(1)	(12)	(1)	(14)
Exchange rate adjustment	(3)	(8)	(1)	(12)

Cost at December 31	101	139	14	254

Accumulated depreciation and impairment at January 1	(29)	(71)	—	(100)
Depreciation for the year	(11)	(23)	—	(34)
Exchange rate adjustment	1	4	—	5
Accumulated depreciation on disposals	1	11	—	12

Accumulated depreciation and impairment at December 31	(38)	(79)	—	(117)

Carrying amount at December 31	63	60	14	137

(USD million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
2023
Cost at January 1	59	93	33	185
Additions for the year	1	19	32	52
Acquisitions through business combinations	—	—	—	—
Transfers between the classes	40	19	(59)	—
Disposals for the year	—	—	(1)	(1)
Exchange rate adjustment	1	4	1	6

Cost at December 31	101	135	6	242

Accumulated depreciation and impairment at January 1	(19)	(52)	—	(71)
Depreciation for the year	(9)	(18)	—	(27)
Exchange rate adjustment	(1)	(1)	—	(2)
Accumulated depreciation on disposals	—	—	—	—

Accumulated depreciation and impairment at December 31	(29)	(71)	—	(100)

Carrying amount at December 31	72	64	6	142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(USD million)	2024	2023	2022
Depreciation and impairment included in the income statement as follows:
Research and development expenses	29	20	15
Selling, general and administrative expenses	5	7	5

Total	34	27	20

Capital expenditures in 2024 were primarily related to the expansion Genmab’s facilities in the United States and Japan. Capital expenditures in 2023 were primarily related to the expansion of our facilities in the Netherlands and our new headquarters in Denmark.

ACCOUNTING POLICIES

Property and equipment is comprised of leasehold improvements, assets under construction, and equipment, furniture, and fixtures, which are measured at cost less accumulated depreciation and any impairment losses.

The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. Costs include direct costs and costs to subcontractors.

DEPRECIATION

Depreciation is calculated on a straight-line basis to allocate the cost of the assets, net of any residual value, over the estimated useful lives, which are as follows:

Equipment, furniture, and fixtures	3-5 years
Leasehold improvements	15 years or the lease term, if shorter

Depreciation commences when the asset is available for use, including when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated.

IMPAIRMENT

If circumstances or changes in Genmab’s operations indicate that the carrying amount of property and equipment may not be recoverable, management performs an impairment test of the asset.

The basis for the performance of an impairment test is the recoverable amount of the asset, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow expected to be generated from the asset.

If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the Consolidated Statements of Comprehensive Income when the impairment is identified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

3.3—Leases

Genmab has entered into lease agreements with respect to office and laboratory space, vehicles, and IT equipment. The expense, lease liability, and right-of-use assets balances related to vehicles and IT equipment are immaterial. The leases are non-cancellable over various periods through 2038.

(USD million)	2024	2023	2022
Right-of-use assets
Balance at January 1	102	75	54
Additions to right-of-use assets[1]	48	36	34
Depreciation charge for the year	(15)	(13)	(10)
Exchange rate adjustment	(7)	4	(3)

Balance at December 31	128	102	75

Lease liabilities
Current	13	13	11
Non-current	131	101	75

Total at December 31	144	114	86

[1]	Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices.

Cash outflow for lease payments	14	17	12

Variable lease payments, short-term lease expense, lease interest expense, low-value assets, and sublease income are immaterial.

Future minimum payments under leases are as follows:

(USD million)	2024	2023	2022
Payment due
Less than 1 year	18	16	13
1 to 3 years	40	30	24
More than 3 years but less than 5 years	39	27	20
More than 5 years	77	61	39

Total at December 31	174	134	96

ACCOUNTING POLICIES

All leases are recognized in the Consolidated Balance Sheets as a right-of-use (ROU) asset with a corresponding lease liability, except for short-term leases in which the term is 12 months or less, or low-value leases.

ROU assets represent Genmab’s right to use an underlying asset for the lease term and lease liabilities represent Genmab’s obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis. In the Consolidated Statements of Comprehensive Income, depreciation of the ROU asset is recognized over the lease term in operating expenses and interest expenses related to the lease liability are classified in financial items.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties, vehicles, and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives receivable. As Genmab’s leases generally do not provide an implicit interest rate, Genmab uses an incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms utilized by Genmab may include options to extend or terminate the lease when it is reasonably certain that Genmab will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended.

ROU assets are measured at cost and include the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the Consolidated Statements of Comprehensive Income.

3.4—Other Investments

(USD million)	2024	2023
Publicly traded equity securities	5	7
Fund investments	25	13
Privately held equity securities	2	—

Total at December 31	32	20

Other investments includes strategic investments in publicly traded common stock of companies, including common stock of companies with whom Genmab has entered into collaboration arrangements, investments in certain investment funds, as well as investments in shares of privately held companies.

ACCOUNTING POLICIES

Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the Consolidated Statements of Comprehensive Income within financial income or expense.

Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company’s or issuer’s financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are based on significant unobservable inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

3.5—Inventories

(USD million)	2024	2023
Raw materials	1	2
Work in progress	—	—
Finished goods	11	9

Total inventories (gross) at December 31	12	11

Allowances at year end	(3)	(3)

Total inventories (net) at December 31	9	8

In 2024 and 2023, allowances related to write downs of excess and obsolete inventories were immaterial and recognized as expense within cost of product sales in the Consolidated Statements of Comprehensive Income.

Inventory write down in 2023 pertaining to pre-launch inventories of EPKINLY was also immaterial. The write down was recorded as research and development expense in Genmab’s Consolidated Statements of Comprehensive Income and was subsequently reversed upon receiving U.S. FDA approval during the second quarter of 2023.

ACCOUNTING POLICIES

Inventories are measured at the lower of cost and net realizable value with costs determined on a first-in, first-out basis. Costs comprise direct and indirect costs relating to the manufacture of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Genmab assesses the recoverability of capitalized inventories during each reporting period and will write down excess or obsolete inventories to their net realizable value in the period in which the impairment is identified. Write downs of inventory are included within Cost of product sales in the Consolidated Statements of Comprehensive Income.

Included in inventories are materials with the intended purpose of being made available for sale. If the materials are later used in the production of clinical products, the materials are charged to research and development expense when shipped to the clinical packaging site. Materials ordered exclusively to be used in Genmab’s research and development process (e.g., early research/clinical trials) are immediately expensed to research and development based on the relevant shipping terms (FOB destination/shipping point).

Inventory manufactured prior to regulatory approval of a product (prelaunch inventory) is written down to its net realizable value (that is the probable amount expected to be realized from its sale or use at the time of production). The amount of this write down is recognized in the Consolidated Statements of Comprehensive Income as research and development expenses. Once there is a high probability of regulatory approval being obtained for the product, inventory costs begin to be capitalized. Additionally, the write-down is reversed, up to no more than the original cost. The reversal of the write-down is recognized as a reduction to research and development expenses in the Consolidated Statements of Comprehensive Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

3.6—Receivables

(USD million)	2024	2023
Receivables related to collaboration agreements	761	615
Prepayments	36	36
Trade receivables related to product sales	65	27
Interest receivables	19	22
Other receivables	49	43

Total at December 31	930	743

Non-current receivables	7	10
Current receivables	923	733

Total at December 31	930	743

During 2024 and 2023, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was zero given that there have been no credit losses over the last three years and the limited credit risk due to high-quality nature with high credit ratings (top tier life science companies and major distributors) of Genmab’s customers are not likely to result in future default risk.

The receivables are mainly comprised of royalties, trade receivables, milestones and amounts due under collaboration agreements and are non-interest bearing receivables which are due less than one year from the balance sheet date.

Refer to Note 4.2 for additional information about interest receivables and related credit risk.

ACCOUNTING POLICIES

Initially, trade receivables are designated as financial assets measured at transaction price and other receivables are measured at fair value. Subsequently receivables are measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit losses.

Accounts receivable arising from product sales consists of amounts due from customers, net of customer allowances for chargebacks, cash and other discounts and estimated credit losses. Genmab’s contracts with customers have initial payment terms that range from 30 to 180 days.

Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.

Prepayments include expenditures related to a future financial period. Prepayments are measured at nominal value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

3.7—Contract Liabilities

Genmab has recognized the following liabilities related to the AbbVie collaboration agreement.

(USD million)	2024	2023
Contract liabilities at January 1	76	74
Payment received	—	—
Revenue recognized during the year	(1)	—
Exchange rate adjustment	(5)	2

Total at December 31	70	76

Non-current contract liabilities	67	71
Current contract liabilities	3	5

Total at December 31	70	76

Contract liabilities were recognized in connection with the AbbVie collaboration agreement. An upfront payment of $750 million was received in July 2020 of which $673 million was recognized as license revenue during 2020.

The revenue deferred at the initiation of the AbbVie agreement in June 2020 related to four product concepts to be identified and subject to a research agreement to be negotiated between Genmab and AbbVie.

During the first quarter of 2022, Genmab and AbbVie entered into the aforementioned research agreement that governs the research and development activities in regard to the product concepts.

As part of the continued evaluation of contract liabilities related to the AbbVie collaboration agreement, Genmab’s classification of contract liabilities reflects the current estimate of co-development activities as of December 31, 2024. Contract liabilities have been recognized as reimbursement revenue during the second half of 2024.

Refer to Note 5.6 for additional information related to the AbbVie collaboration.

3.8—Other Payables

(USD million)	2024	2023
Liabilities related to collaboration agreements	39	22
Staff cost liabilities	102	94
Accounts payable	90	49
Other liabilities	263	182

Total at December 31	494	347

Non-current other payables	5	5
Current other payables	489	342

Total at December 31	494	347

ACCOUNTING POLICIES

Other payables, excluding provisions, are initially measured at fair value and subsequently measured in the balance sheet at amortized cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the next financial year.

Non-current payables are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense.

ACCOUNTS PAYABLE

Accounts payable are measured in the Consolidated Balance Sheets at amortized cost.

OTHER LIABILITIES

Other liabilities primarily include accrued expenses related to our research and development project costs and are measured in the Consolidated Balance Sheets at amortized cost.

Refer to Note 2.3 for accounting policies related to staff costs.

Section 4—Capital Structure, Financial Risk and Related Items

This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations.

4.1—Capital Management

Genmab’s goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and to have adequate liquidity to support the continuous advancement of Genmab’s product pipeline and business in general. To achieve this goal Genmab invests in different liquidity tiers. To meet operational goals, Genmab invests in cash and cash equivalents (marketable securities). To ensure sufficient reserves, Genmab invests in short-term securities with an average duration of about six months, which serves as back-up liquidity for the operating tier. For strategic purposes, Genmab has short term investments to support the Company’s growth over the longer term. Most of Genmab’s cash and marketable securities are in USD due to having a larger USD expenditure base than DKK which provides better matching of investment balances with actual expenditures. Genmab is primarily financed through revenues under various collaboration agreements and had, as of December 31, 2024, cash, and cash equivalents of $1,380 million and marketable securities of $1,574 million compared to $2,204 million and $1,967 million, respectively, as of December 31, 2023. Genmab’s cash and cash equivalents and marketable securities support the advancement of our product pipeline and operations.

The adequacy of our available funds will depend on many factors, including the level of DARZALEX and other royalty streams, progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, Genmab may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with partners, or from other sources.

During the fourth quarter of 2024, Genmab entered into an unsecured three-year revolving credit facility (“Credit Facility”) of up to $300 million with a syndicate of lenders. Genmab intends to use the Credit Facility to finance working capital needs, and for general corporate purposes, of Genmab A/S and its subsidiaries. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Credit Facility includes options to increase the size of the facility up to $500 million as well as the ability to extend for an additional two years. The Credit Facility contains certain customary financial covenants. As of December 31, 2024, there were no outstanding amounts due on, nor any usage of, the Credit Facility and Genmab was in compliance with all financial covenants.

The Board monitors the share and capital structure to ensure that Genmab’s capital resources support its strategic goals.

Neither Genmab A/S nor any of its subsidiaries are subject to externally imposed capital requirements.

4.2—Financial Risk

The financial risks of Genmab are managed centrally.

The overall risk management guidelines have been approved by the Board of Directors and include the Group’s investment policy related to our marketable securities. The Group’s risk management guidelines are established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab’s policy not to actively speculate in financial risks. The Group’s financial risk management is directed solely towards monitoring and reducing financial risks which are directly related to Genmab’s operations.

The primary objective of Genmab’s investment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the return derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which investments (which are primarily shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over-concentration of assets in a specific class, issuer, currency, country, or economic sector.

Genmab’s marketable securities are administered by external investment managers. The investment guidelines and managers are reviewed regularly to reflect changes in market conditions, Genmab’s activities and financial position. Genmab’s investment policy allows investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody’s. The policy also includes additional allowable investment types such as corporate debt, commercial paper, certificates of deposit, and certain types of AAA rated asset-backed securities.

In addition to the capital management and financing risk mentioned in Note 4.1, Genmab has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio:

•	credit risk;

•	foreign currency risk; and

•	interest rate risk

All of Genmab’s marketable securities are traded in established markets. Given the current market conditions, all future cash inflows, including re-investments of proceeds from the disposal of marketable securities, are invested in highly liquid, investment grade securities. Refer to Note 4.4 for additional information regarding marketable securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

CREDIT RISK

Genmab is exposed to credit risk and losses on marketable securities, bank deposits and receivables. The maximum credit exposure related to Genmab’s cash and cash equivalents and marketable securities was $2,954 million as of December 31, 2024, compared to $4,171 million as of December 31, 2023. The maximum credit exposure to Genmab’s receivables was $930 million as of December 31, 2024 compared to $743 million as of December 31, 2023.

Marketable Securities

To manage and reduce credit risks on our securities, Genmab’s policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if the issuer, at the time of purchase, does not have the credit quality equal to or better than the rating shown in the table below from at least one of the rating agencies. If an issuer is rated by more than one of the rating agencies listed below, the credit assessment is made against the lowest rating available for the issuer.

Category	S&P	Moody’s	Fitch
Short-term	A-2	P-2	F-2
Long-term	BBB-	Baa3	BBB-

Genmab’s current portfolio is spread over a number of different securities with a focus on liquidity and security. As of December 31, 2024, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 72% as of December 31, 2023. The total value of marketable securities amounted to $1,574 million at the end of 2024 compared to $1,967 million at the end of 2023.

Cash and Cash Equivalents

To reduce the credit risk on our bank deposits, Genmab’s policy is only to invest its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F-1 and A-1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of Genmab. The total value of bank deposits including AAA rated money market funds and short-term marketable securities classified as cash equivalents amounted to $1,380 million as of December 31, 2024 compared to $2,204 million at the end of 2023. The decrease was primarily the result of cash used to acquire ProfoundBio in the second half of 2024.

Receivables

The credit risk related to our receivables is not significant based on the high-quality nature of Genmab’s collaboration partners. As disclosed in Note 2.1, J&J, Novartis, Roche, AbbVie and BioNTech are Genmab’s primary partners in which receivables are established for royalties, milestone revenue and reimbursement revenue. These are long-standing relationships and Genmab does not have a history of writing off receivables from collaboration partners.

FOREIGN CURRENCY RISK

As stated in Note 1.1, the consolidated financial statements were originally prepared in DKK, which was the presentation currency of Genmab. As such, the foreign currency risk reflects the original impacts of the DKK presentation currency.

Genmab’s revenues and expenses are in a number of different currencies. Consequently, there is a substantial risk of exchange rate fluctuations having an impact on Genmab’s cash flows, profit (loss) and/or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The majority of Genmab’s revenue is generated in USD. Exchange rate changes to the USD will result in changes to the translated value of future net profit before tax and cash flows. Genmab’s revenue in USD was 79% of total revenue in 2024 as compared to 86% in 2023 and 89% in 2022.

Under our license agreement with J&J for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. Movements in foreign exchanges against the annual Currency Hedge Rate will result in changes to royalties due to Genmab impacting net profit before tax and cash flows.

There is also exposure that exchange rate fluctuations may impact equity as part of the currency translation adjustments required to convert the investments in foreign subsidiaries from their respective functional currencies to the presentation currency during consolidation, however any such fluctuations would be immaterial. The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries’ functional currencies.

Foreign currency risk is primarily concentrated at the Genmab A/S level as transactions with subsidiaries are primarily in the functional currency of the subsidiary. To manage and reduce this foreign currency risk, Genmab maintains a large portion of its investment portfolio in marketable securities in USD (approximately 76%) as well as a portion of our investment portfolio in DKK, EUR, and GBP denominated securities as a natural partial hedge of Genmab A/S’ liability exposures in these currencies.

Assets and Liabilities in Foreign Currency

Genmab’s marketable securities denominated in USD, DKK, EUR, and GBP as a percentage of total marketable securities were as follows:

Percent	2024	2023
USD	76%	81%
DKK	15%	12%
EUR	8%	6%
GBP	1%	1%

Total at December 31	100%	100%

Genmab’s USD currency exposure is mainly related to cash and cash equivalents, marketable securities, and receivables related to our collaborations with J&J, AbbVie, and Roche. Significant changes in the exchange rate of USD to DKK could cause net profit before tax to change materially as gains and losses are recognized in the Consolidated Statements of Comprehensive Income. Based on the amount of assets and liabilities denominated in USD as of December 31, 2024 and 2023, a 10% increase/decrease in the USD to DKK exchange rate is estimated to impact Genmab’s net profit before tax by approximately $266 million and $400 million, respectively. The analysis assumes that all other variables, in particular interest rates, remain constant. The movements in the income statement and equity arise from monetary items (cash and cash equivalents, marketable securities, receivables, and liabilities) where the functional currency of the entity differs from the currency that the monetary items are denominated in.

Genmab’s EUR exposure is mainly related to our marketable securities, receivables under our collaboration with BioNTech, and other costs denominated in EUR. Since the introduction of the EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark’s policy toward the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy toward the DKK/EUR. As of December 31, 2024 and 2023, Genmab’s EUR exposure is not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Genmab’s GBP currency exposure is mainly related to contracts and marketable securities denominated in GBP. As of December 31, 2024 and 2023, Genmab’s GBP exposure is not material.

INTEREST RATE RISK

Genmab’s exposure to interest rate risk is primarily related to marketable securities, as Genmab currently does not have significant interest-bearing debts.

Marketable Securities

The securities in which the Group has invested bear interest rate risk, as a change in market-derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis.

To control and minimize the interest rate risk, Genmab maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates.

A sensitivity analysis was performed on Genmab’s marketable securities, and based on exposures in 2023 and 2024, a hypothetical +/- 1% interest rate change would not have resulted in a material change in the fair values of these financial instruments. Due to the short-term nature of the current investments and to the extent that Genmab is able to hold the investments to maturity, the current exposure to changes in fair value due to interest rate changes is considered to be insignificant compared to the fair value of the portfolio.

(USD million)	2024	2023
Year of Maturity
2024	—	1,000
2025	700	551
2026	449	322
2027	324	34
2028	46	21
2029+	55	39

Total at December 31	1,574	1,967

4.3—Financial Assets and Liabilities

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

		December 31,
(USD million)	Note	2024	2023
Financial assets measured at fair value through profit or loss
Marketable securities	4.4	1,574	1,967
Other investments	3.4	32	20
Financial assets measured at amortized cost
Receivables excluding prepayments	3.6	894	707
Cash and cash equivalents		1,380	2,204
Financial liabilities measured at amortized cost
Lease liabilities	3.3	(144)	(114)
Other payables excluding provisions	3.8	(490)	(343)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FAIR VALUE MEASUREMENT

		December 31,
		2024				2023
(USD million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value
Marketable securities	4.4	1,574	—	—	1,574	1,967	—	—	1,967
Other investments	3.4	5	2	25	32	7	—	13	20

Marketable Securities

Substantially all fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company’s or issuer’s financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are not entirely based on observable market data.

There were no transfers into or out of Level 3 during 2024 or 2023. Acquisitions (capital calls), fair value changes and foreign currency changes on Level 3 investments in 2024 and 2023 were as follows:

(USD million)	Other Investments
Fair value at January 1, 2023	9
Acquisitions	4
Fair value changes	(1)
Foreign currency changes	1
Fair value at December 31, 2023	13
Acquisitions	6
Fair value changes	6
Foreign currency changes	—
Fair value at December 31, 2024	25

ACCOUNTING POLICIES

CLASSIFICATION OF CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

Genmab classifies its financial assets held into the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•	those to be measured at amortized cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

Genmab reclassifies debt investments only when its business model for managing those assets changes.

Further details about the accounting policy for each of the categories are outlined in the respective notes.

FAIR VALUE MEASUREMENT

Genmab measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that the fair value of financial assets and liabilities measured at amortized cost such as bank deposits, receivables and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by Genmab.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Genmab uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Genmab determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

4.4 —Marketable Securities

	Market value	Share	Market value	Share
(USD million)	2024	%	2023	%
USD portfolio
Corporate bonds	711	45%	895	46%
US government bonds and treasury bills	355	22%	481	24%
Commercial paper	27	2%	67	3%
Other	114	7%	149	8%

Total USD portfolio	1,207	76%	1,592	81%

DKK portfolio
Kingdom of Denmark bonds and treasury bills	60	4%	62	3%
Danish mortgage-backed securities	170	11%	174	9%

Total DKK portfolio	230	15%	236	12%

EUR portfolio
European government bonds and treasury bills	124	8%	127	6%
GBP portfolio
UK government bonds and treasury bills	13	1%	12	1%

Total portfolio at December 31	1,574	100%	1,967	100%

Marketable securities at December 31	1,574		1,967

Refer to Note 4.2 for additional information regarding the risks related to our marketable securities.

ACCOUNTING POLICIES

Marketable securities are debt instruments that consist of investments in securities with a maturity of 90 days or greater at the time of acquisition. Measurement of marketable securities depends on the business model for managing the asset and the cash flow characteristics of the asset. Genmab assesses its debt instruments to determine classification based on the following measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other financial income or expenses, together with foreign exchange gains and losses. Impairment losses, when material, are presented as a separate line item in the Consolidated Statements of Comprehensive Income.

•

Fair value through other comprehensive income (FVOCI): Assets that are held to achieve an objective by both collecting contractual cash flows as well as selling financial assets and where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Changes in fair value on a debt investment that is subsequently measured at FVOCI are recognized in other comprehensive income. Impairment gains and losses, interest income and foreign exchange gains and losses are recognized in the Consolidated Statements of Comprehensive Income and presented within financial income or expenses in the period in which they arise.

•	Fair value through profit and loss (FVPL): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FVPL is recognized in the Consolidated Statements of Comprehensive Income and presented net within financial income or expenses in the period in which it arises.

Genmab’s portfolio is managed and evaluated on a fair value basis in accordance with its stated investment guidelines and the information provided internally to management. This business model does not meet the criteria for amortized cost or FVOCI and as a result marketable securities are measured at FVPL. This classification is consistent with the prior year’s classification.

Genmab invests its cash in deposits with major financial institutions, in AAA rated money market funds, Danish mortgage bonds, investment grade rated corporate debt, commercial paper, certificates of deposit, certain types of AAA rated asset backed securities, U.S. Agency bonds, and notes issued by the Danish, European and U.S. governments. The securities can be purchased and sold using established markets.

Transactions are recognized at the trade date.

4.5—Financial Income and Expenses

(USD million)	2024* Restated	2023* Restated	2022* Restated
Financial income:
Interest and other financial income	144	142	46
Gain on marketable securities	237	157	193
Gain on other investments	6	—	—
Foreign exchange rate gain	258	—	204

Total financial income	645	299	443

Financial expenses:
Interest and other financial expenses	(18)	(10)	(6)
Loss on marketable securities	(107)	(174)	(147)
Loss on other investments	—	(4)	(42)
Foreign exchange rate loss	(166)	(66)	(152)

Total financial expenses	(291)	(254)	(347)

Net financial items	354	45	96

*	Certain reclassification adjustments have been made between financial income and financial expenses for all periods presented. Refer to Note 1.4 for more information.

INTEREST INCOME

Interest income was $144 million in 2024 compared to $142 million in 2023 and $46 million in 2022. The increase of $2 million, or 1% from 2023 to 2024, was primarily driven by the higher cash and cash equivalents and marketable securities in the first half of 2024 compared to 2023, almost entirely offset by lower cash and cash equivalents and marketable securities in the second half of 2024 compared to 2023 as a result of liquidating marketable securities and using cash to purchase ProfoundBio. The increase of $96 million, or 209% from 2022 to 2023 was primarily driven by higher effective interest rates in the U.S., Europe, and Denmark.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOREIGN EXCHANGE RATE GAINS AND LOSSES

Foreign exchange rate gain, net of $92 million in 2024 compared to the foreign exchange rate loss, net of $66 million in 2023 and foreign exchange rate gain, net of $52 million in 2022 were primarily driven by foreign exchange movements impacting Genmab’s USD denominated assets (excluding marketable securities) and liabilities; in particular, the USD/DKK foreign exchange rates were as follows for each period:

	December 31, 2024	December 31, 2023	December 31, 2022
USD/DKK Foreign Exchange Rates	7.1429	6.7447	6.9722
% Increase/(Decrease)	6%	(3)%	6%

Refer to Note 4.2 for additional information on foreign currency risk.

MARKETABLE SECURITIES GAINS AND LOSSES

Gain on marketable securities, net was $130 million in 2024 compared to loss on marketable securities, net of $17 million in 2023 and gain on marketable securities, net of $46 million in 2022. The increase in gain, net of $147 million, from 2023 to 2024 and the decrease in gain, net of $63 million from 2022 to 2023, were primarily driven by foreign exchange rate movements impacting Genmab’s USD denominated marketable securities. Refer to the table above for the exchange rate movements for each period.

OTHER INVESTMENTS

Gains on other investments, net were $6 million in 2024, losses on other investments, net were $4 million in 2023 and $42 million in 2022. The net gains and losses in 2024 and 2023 were primarily driven by changes in fair value of Genmab’s investments in certain strategic investment funds. The losses in 2022 were primarily driven by the change in fair value of Genmab’s investment in common shares of CureVac.

ACCOUNTING POLICIES

Financial income and expenses include interest as well as foreign exchange rate adjustments and gains and losses on marketable securities (designated as FVPL) and realized gains and losses and write-downs of other securities and equity interests.

Interest income is shown separately from gains and losses on marketable securities and other securities and equity interests.

4.6—Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based (PSUs).

RSUs are granted by the Board of Directors. RSU grants to members of the Board of Directors and members of the registered Executive Management are subject to the Remuneration Policy adopted at the Annual General Meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

See the table below for a summary of key terms of Genmab’s RSU programs:

RSUs Granted in Periods
Key Terms	December 2019 – February 2021	From February 2021
Grants	RSUs are granted at no cost to employees. Number of shares granted is determined based on closing share price on the grant date.

Vesting (Settlement)

Cliff vesting – RSUs become fully-vested on the first banking day of the month following a period of three years from the grant date. The three year cliff vesting also applies to PSUs, while also subject to the degree of fulfillment of the applicable performance criteria.

After RSUs vest, the holder receives one share in Genmab A/S for each RSU granted. In jurisdictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee’s tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting (“net settlement”). Genmab A/S may at its sole discretion in extraordinary circumstances choose to make a cash settlement instead of delivering shares.

Leaver

Leavers – Forfeit all unvested RSUs except when due to retirement, death, serious sickness, or serious injury, in which case granted but not yet vested RSUs shall remain outstanding and will be settled in accordance with their terms.

Notwithstanding the above, the December 2020 RSU grant to members of the Board was made subject to pro-rata vesting upon termination of board services.

Employees and Executive Management – RSUs remain outstanding and vest accordingly when the employment relationship is terminated by Genmab without cause.

Good-Leavers[1]- May maintain a pro-rata portion of unvested RSUs. Bad-Leavers[2] – Forfeit all unvested RSUs. Death – Forfeit all unvested RSUs. Voluntary leavers forfeit unvested RSUs.

[1]

“Good-Leaver” – Dismissal without cause or termination of employment due to Genmab’s material breach of the RSU or Warrant holder’s employment terms, or if the participant is a member of the Board, if the membership of the Board ceases for any other reason than as a result of the participant’s death.

[2]	“Bad-leaver” – Dismissed for cause or during the employment probationary period.

The RSU program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

RSU Activity in 2024, 2023 and 2022

	Number of RSUs held by the Board of Directors	Number of RSUs held by the Executive Management	Number of RSUs held by employees	Number of RSUs held by former members of the Executive Management, Board of Directors and employees	Total RSUs	Weighted Average Fair Value —RSUs Granted— DKK	Total Fair Value of RSUs Granted— DKK million
Outstanding at January 1, 2022	10,965	89,043	293,031	12,952	405,991
Granted*	4,295	40,453	221,000	6,383	272,131	2,250.18	612
Settled	(3,420)	(17,165)	(67,945)	(12,847)	(101,377)
Transferred	(2,368)	—	(13,749)	16,117	—
Forfeited	(653)	—	(9,195)	(18,759)	(28,607)

Outstanding at December 31, 2022	8,819	112,331	423,142	3,846	548,138

Outstanding at January 1, 2023	8,819	112,331	423,142	3,846	548,138
Granted*	3,361	75,854	208,353	11,643	299,211	2,619.35	784
Settled	(1,880)	(35,773)	(54,871)	(9,805)	(102,329)
Transferred	—	12,918	(55,103)	42,185	—
Forfeited	—	(4,357)	(35)	(37,984)	(42,376)

Outstanding at December 31, 2023	10,300	160,973	521,486	9,885	702,644

Outstanding at January 1, 2024	10,300	160,973	521,486	9,885	702,644

Granted*	7,097	121,063	344,068	14,484	486,712	1,977.87	963
Settled	(3,367)	(35,320)	(112,663)	(12,465)	(163,815)
Transferred	—	(19,924)	(37,348)	57,272	—
Forfeited	—	(11,667)	(71)	(38,178)	(49,916)

Outstanding at December 31, 2024	14,030	215,125	715,472	30,998	975,625

*	RSUs held by the Board of Directors include RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

Warrant Program

Genmab A/S has established a warrant program (equity-settled share-based payment transactions) as an incentive for all the Genmab Group’s employees.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S’ shareholders.

Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board may only be granted RSUs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

See the table below for a summary of key terms of Genmab’s warrant programs:

Warrants Granted in Periods
Key Terms	April 2012—March 2017	March 2017—February 2021	From February 2021
Grants	Warrants are granted at no cost to employees. Granted at an exercise price equal to the closing share price on the grant date.
Vesting (Exercisable)	Annually over 4-year period (25% per year)	Cliff vesting over 3-year period (100% after 3 years)
Leaver

Leavers—Forfeit all unvested warrants; however, will be able to exercise pro-rata portion of warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause.

Good-Leavers—Maintain a pro-rata portion of unvested warrants. Bad-Leavers—Forfeit all unvested warrants. Death—Forfeit all unvested warrants. Voluntary leavers forfeit all unvested warrants.
Lapse	7th anniversary of grant date

The warrant program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the warrants being exercised and provisions to accelerate vesting of warrants in the event of change of control or certain other extraordinary transactions as defined in the warrant program.

Warrant Activity in 2024, 2023 and 2022

	Number of warrants held by the Board of Directors	Number of warrants held by the Executive Management	Number of warrants held by employees	Number of warrants held by former members of the Executive Management, Board of Directors and employees	Total warrants	Weighted average exercise price— DKK	Weighted average share price at exercise date— DKK	Outstanding Warrants— % of Share Capital
Outstanding at January 1, 2022	10,658	159,634	739,000	59,159	968,451	1,501.49
Granted*	1,541	—	250,005	7,412	258,958	2,244.22
Exercised	(1,558)	(29,836)	(176,948)	(34,775)	(243,117)	1,154.95	2,815.33
Expired	—	—	—	—	—	—
Forfeited	—	—	(13,670)	(32,654)	(46,324)	2,029.00
Transfers	(8,721)	—	(25,373)	34,094	—	—

Outstanding at December 31, 2022	1,920	129,798	773,014	33,236	937,968	1,770.31		1%

Exercisable at year end	617	118,571	282,296	32,695	434,179	1,265.68
Exercisable warrants in the money at year end	617	118,571	282,296	32,695	434,179	1,265.68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	Number of warrants held by the Board of Directors	Number of warrants held by the Executive Management	Number of warrants held by employees	Number of warrants held by former members of the Executive Management, Board of Directors and employees	Total warrants	Weighted average exercise price— DKK	Weighted average share price at exercise date— DKK	Outstanding Warrants— % of Share Capital
Outstanding at January 1, 2023	1,920	129,798	773,014	33,236	937,968	1,770.31
Granted*	403	—	198,001	10,973	209,377	2,632.02
Exercised	—	(11,900)	(74,672)	(26,390)	(112,962)	1,341.40	2,657.76
Expired	—	—	(1,200)	(117)	(1,317)	1,225.18
Forfeited	—	—	(32)	(43,143)	(43,175)	2,274.50
Transfers	—	21,295	(103,396)	82,101	—	—

Outstanding at December 31, 2023	2,323	139,193	791,715	56,660	989,891	1,980.25		1%

Exercisable at year end	875	123,345	246,635	45,686	416,541	1,416.25
Exercisable warrants in the money at year end	617	123,345	192,945	43,632	360,539	1,272.37
Outstanding at January 1, 2024	2,323	139,193	791,715	56,660	989,891	1,980.25
Granted*	694	—	354,255	14,898	369,847	1,974.71
Exercised	—	(63,811)	(31,721)	(17,119)	(112,651)	1,143.29	1,877.19
Expired	—	—	(155)	(132)	(287)	1,032.00
Forfeited	—	—	(73)	(39,564)	(39,637)	2,300.10
Transfers	—	555	(53,903)	53,348	—	—

Outstanding at December 31, 2024	3,017	75,937	1,060,118	68,091	1,207,163	2,046.38		2%

Exercisable at year end	1,226	63,405	321,099	60,686	446,416	1,759.86
Exercisable warrants in the money at year end	—	46,166	77,669	25,477	149,312	1,131.68

*	Warrants held by the Board include warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

Weighted Average Outstanding Warrants at December 31, 2024

As of December 31, 2024, the range of exercise prices for outstanding warrants was DKK 962 to DKK 3,172 with a weighted average remaining contractual life of 4.24 years. As of December 31, 2023, the range of exercise prices for outstanding warrants was DKK 962 to DKK 3,172 with a weighted average remaining contractual life of 4.11 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

ACCOUNTING POLICIES

SHARE-BASED COMPENSATION EXPENSES

Share-based compensation expense is recognized in the Consolidated Statements of Comprehensive Income based on the estimated fair value of the awards at grant date. Subsequently, the fair value is not remeasured. The expense recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on historical experience and is recognized on a straight-line basis over the requisite service period, which is the vesting period. Genmab reassesses its estimate of the number of shares expected to vest periodically.

Management expectations related to the achievement of performance goals associated with performance-based RSU grants are assessed periodically, and that assessment is used to determine whether such grants are expected to vest or if any revision to the current estimate is required. Genmab recognizes the impact of the revised estimate of the number of awards expected to vest, if any, as an adjustment to the income statement over the remaining vesting period. If performance-based milestones related to performance-based RSU grants are not met or not expected to be met, any share-based compensation expense recognized to date associated with grants that are not expected to vest will be reversed.

Share-based compensation expenses represent calculated values of warrants, RSUs and performance-based RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders’ equity as the warrant, RSU and performance-based RSU programs are designated as equity-settled share-based payment transactions.

The fair value of each RSU and performance-based RSU granted during the year are calculated using the closing share price on the grant date. Below is a description on how the fair value of warrants is measured and the estimates involved.

MANAGEMENT’S JUDGEMENTS AND ESTIMATES

SHARE-BASED COMPENSATION EXPENSES

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

•	The expected stock price volatility, which is based upon the historical volatility of Genmab’s stock price;

•	The risk-free interest rate, which is determined as the interest rate on Danish government bonds (bullet issues) with an average maturity of five years;

•	The expected life of warrants, which is based on vesting terms, expected rate of exercise and life terms in the current warrant program.

These assumptions can vary over time and can change the fair value of future warrants granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Valuation Assumptions for Warrants Granted in 2024, 2023 and 2022

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions:

Weighted average	2024	2023	2022
Fair value per warrant on grant date (DKK)	639.67	924.10	664.08
Share price (DKK)	1,974.71	2,632.02	2,244.22
Exercise price (DKK)	1,974.71	2,632.02	2,244.22
Expected dividend yield	—%	—%	—%
Expected stock price volatility	32.3%	35.3%	33.5%
Risk-free interest rate	2.26%	2.48%	0.15%
Expected life of warrants	5 years	5 years	5 years
Total Fair Value of Amounts Granted	2024	2023	2022
Total fair value of warrants granted	DKK 237 million	DKK 193 million	DKK 172 million

4.7—Share Capital

SHARE CAPITAL

The share capital comprises the nominal amount of Genmab A/S ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

As of December 31, 2024, the share capital of Genmab A/S comprised 66,187,186 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed.

Genmab’s Board is authorized to increase the share capital by subscription of new shares, issue warrants to subscribe for shares and raise loans against bonds as well as other financial instruments of Genmab A/S as set out in articles 4A-5B of Genmab A/S’ articles of association. Further, Genmab’s share capital is in compliance with the capital requirements of the Danish Companies Act and the rules of Nasdaq Copenhagen.

See table below for warrants issued and reissued and warrants available for reissue under active authorizations as of December 31, 2024:

	March 13, 2024 Authorization	April 13, 2021 Authorization	March 29, 2019 Authorization
Warrants issued	—	585,692	500,000
Warrants reissued	—	41,143	81,684
Warrants available for issue	750,000	164,308	—
Warrants available for reissue	—	4,550	—

SHARE PREMIUM

The share premium reserve is comprised of the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

CHANGES IN SHARE CAPITAL DURING 2022 TO 2024

The share capital of DKK 66.2 million at December 31, 2024, is divided into 66,187,186 shares at a nominal value of DKK 1 each.

	Number of shares	Share capital	Share capital	Share Price Ranges[1]
		(DKK million)	(USD million)
December 31, 2021	65,718,456	65.7	10.2

Exercise of warrants	243,117	0.3	—	DKK 466.20 to DKK 1,615.00

December 31, 2022	65,961,573	66.0	10.2

Exercise of warrants	112,962	0.1	—	DKK 815.50 to DKK 1,948.00

December 31, 2023	66,074,535	66.1	10.2

Exercise of warrants	112,651	0.1	—	DKK 962.00 to DKK 1,615.00

December 31, 2024	66,187,186	66.2	10.2

[1]	New shares were subscribed at share prices in connection with the exercise of warrants under Genmab’s warrant program.

TREASURY SHARES

	Number of shares	Share capital	Proportion of share capital	Cost
		(USD million)%		(USD million)
Shareholding at December 31, 2021	288,325	—	0.4	84

Purchase of treasury shares	370,000	0.1	0.6	128
Shares used for funding RSU program	(68,377)	—	(0.1)	(11)

Shareholding at December 31, 2022	589,948	0.1	0.9	201

Purchase of treasury shares	220,000	—	0.3	81
Shares used for funding RSU program	(65,778)	—	(0.1)	(18)

Shareholding at December 31, 2023	744,170	0.1	1.1	263

Purchase of treasury shares	2,011,853	0.3	3.0	560
Shares used for funding RSU program	(109,016)	—	(0.1)	(36)

Shareholding at December 31, 2024	2,647,007	0.4	4.0	787

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

SHARE REPURCHASES

As of December 31, 2024, Genmab’s 2021 and 2023 authorizations have shares available for repurchase, whereas Genmab’s 2019 authorization has expired. In addition, at Genmab’s Annual General Meeting on March 13, 2024, a new authorization to acquire treasury shares up to a nominal amount of DKK 3,500,000 was granted.

	2024 Authorization	2023 Authorization	2021 Authorization
Number of shares authorized for repurchase[1]	3,500,000	500,000	500,000
Actual shares repurchased under authorization	1,821,853	—	450,000
Shares available for repurchase as of December 31, 2024	1,678,147	500,000	50,000

[1]	Nominal value of DKK 3,500,000 for 2024, and DKK 500,000 for 2023 and 2021 Authorizations.

As announced on February 14, 2024, and March 15, 2024, Genmab initiated two share buy-back programs. The purpose of the share buy-back program announced on February 14, 2024, was to honor Genmab’s commitments under the RSU program. The share buy-back program announced on March 15, 2024, was in support of Genmab’s capital allocation strategy. During 2024, Genmab acquired 2,011,853 of its own shares, representing approximately 3.0% of share capital as of December 31, 2023. The total amount paid to acquire the shares, including directly attributable costs, was $560 million and was recognized as a deduction to shareholders’ equity. During 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount paid to acquire the shares, including directly attributable costs, was $81 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the Consolidated Balance Sheets as of December 31, 2024.

As of December 31, 2024, 2,647,007 treasury shares were held by Genmab.

Section 5—Other Disclosures

This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of Genmab’s financials.

5.1—Remuneration of the Board of Directors and Executive Management

The total remuneration of the Board and Executive Management is as follows:

(USD million)	2024	2023	2022
Wages and salaries	15	10	8
Share-based compensation expenses	23	15	10
Defined contribution plans	1	—	—

Total	39	25	18

The remuneration packages for the Board and Executive Management are described in further detail in Genmab’s 2024 Compensation Report. The remuneration packages are denominated in DKK, EUR, or USD. The Compensation Committee of the Board performs an annual review of the remuneration packages. All incentive and variable remuneration is considered and adopted at the Company’s Annual General Meeting.

Share-based compensation is included in the Consolidated Statements of Comprehensive Income and reported in the table above. Share-based compensation expense represents the estimated fair value of the awards at grant date and does not represent actual cash compensation received by the Board Members or Executive Management. Refer to Note 4.6 for additional information regarding Genmab’s share-based compensation programs and accounting policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

REMUNERATION TO THE BOARD OF DIRECTORS

	Base Board Fee			Committee Fees			Share-Based Compensation Expenses			Total
(USD million)	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Deirdre P. Connelly	0.2	0.2	0.2	0.1	0.1	0.1	0.2	0.2	0.1	0.5	0.5	0.4
Pernille Erenbjerg	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.4	0.3	0.3
Anders Gersel Pedersen	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.3	0.3	0.3
Paolo Paoletti	0.1	0.1	0.1	—	—	—	0.1	0.1	0.1	0.2	0.2	0.2
Rolf Hoffmann	0.1	0.1	0.1	0.1	—	—	0.1	0.1	0.1	0.3	0.2	0.2
Elizabeth O’Farrell[1]	0.1	0.1	0.1	0.1	—	—	0.2	0.1	0.1	0.4	0.2	0.2
Mijke Zachariasse[2]	0.1	0.1	0.1	—	—	—	0.1	0.1	0.1	0.2	0.2	0.2
Martin Schultz[2]	0.1	0.1	0.1	—	—	—	0.1	—	—	0.2	0.1	0.1
Takahiro Hamatani[2]	0.1	0.1	0.1	—	—	—	0.1	—	—	0.2	0.1	0.1
Peter Storm Kristensen[3]	—	—	—	—	—	—	—	—	—	—	—	—
Rima Bawarshi Nassar[3]	—	—	—	—	—	—	—	—	—	—	—	—

Total	1.0	1.0	1.0	0.5	0.3	0.3	1.2	0.8	0.7	2.7	2.1	2.0

[1]	Elizabeth O’Farrell was newly elected to the Board at the Annual General Meeting in March 2022.
[2]	Employee elected board members were elected at the Annual General Meeting in March 2022.
[3]	Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board as employee elected board members at the Annual General Meeting in March 2022.

Refer to the section “Board of Directors” in Management’s Review for additional information regarding the Board.

REMUNERATION TO THE EXECUTIVE MANAGEMENT

	Base Salary			Defined Contribution Plans			Other Benefits			Annual Cash Bonus			Share-Based Compensation Expenses			Total
(USD million)	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Jan van de Winkel	1.4	1.3	1.2	0.2	0.2	0.2	—	—	—	1.3	1.3	1.2	5.0	3.5	3.2	7.9	6.3	5.8
Anthony Pagano	0.7	0.6	0.6	—	—	—	—	—	—	0.4	0.4	0.4	2.4	1.8	1.3	3.5	2.8	2.3
Anthony Mancini[3]	0.4	0.7	0.7	—	—	—	2.4	—	—	0.4	0.4	0.4	4.2	2.0	1.6	7.4	3.1	2.7
Judith Klimovsky	0.8	0.7	0.7	—	—	—	—	—	—	0.4	0.4	0.4	2.8	2.0	2.0	4.0	3.1	3.1
Tahamtan Ahmadi	0.7	0.7	0.7	—	—	—	—	—	—	0.4	0.4	0.4	2.6	1.8	1.1	3.7	2.9	2.2
Birgitte Stephensen[1]	0.4	0.4	—	—	—	—	—	—	—	0.2	0.2	—	1.2	0.8	—	1.8	1.4	—
Christopher Cozic[1]	0.5	0.5	—	—	—	—	—	—	—	0.3	0.3	—	1.6	1.1	—	2.4	1.9	—
Martine van Vugt[2]	0.4	0.4	—	0.1	0.1	—	—	—	—	0.2	0.2	—	0.8	0.6	—	1.5	1.3	—
Brad Bailey[4]	0.6	—	—	—	—	—	0.1	—	—	0.3	—	—	0.6	—	—	1.6	—	—
Rayne Waller[4]	0.2	—	—	—	—	—	0.6	—	—	0.1	—	—	0.1	—	—	1.0	—	—

Total	6.1	5.3	3.9	0.3	0.3	0.2	3.1	—	—	4.0	3.6	2.8	21.3	13.6	9.2	34.8	22.8	16.1

[1]	Birgitte Stephensen and Christopher Cozic were appointed Chief Legal Officer and Chief People Officer, respectively, and members of the Executive Management in March 2022.
[2]	Martine van Vugt was appointed Chief Strategy Officer and member of the Executive Management in March 2023.
[3]	Anthony Mancini stepped down as Executive Vice President and Chief Operating Officer in September 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

[4]

Brad Bailey and Rayne Waller were appointed Executive Vice President and Chief Commercial Officer, and Executive Vice President and Chief Technical Operations Officer, respectively, and members of the Executive Management in August 2024.

Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, are formally registered as executive managers with the Danish Business Authority.

Refer to the section “Executive Management” in Management’s Review for additional information regarding the Executive Management.

Severance Payments

In the event Genmab terminates the service agreements with any member of the Executive Management team without cause, Genmab is obliged to pay his/her existing salary for one or two years after the end of the one-year notice period. However, in the event of termination by Genmab (unless for cause) or by any member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. The total value of remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration. In case of the termination of the service agreements of the Executive Management without cause, the total impact on Genmab’s financial position is estimated to be approximately $17 million as of December 31, 2024 (2023: $15 million, 2022: $12 million).

5.2—Related Party Disclosures

Genmab’s related parties are its Board, Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board or members of the Executive Management.

Other than the remuneration and other transactions relating to the Board and the Executive Management described in Note 5.1, there were no material related party transactions during 2024, 2023 or 2022.

5.3—Commitments

PURCHASE OBLIGATIONS

Genmab has entered into a number of agreements related to research and development activities that contain various obligations. These contractual obligations amounted to approximately $403 million as of December 31, 2024 (2023: approximately $476 million).

Genmab also has certain contingent commitments under license and collaboration agreements that may become due in the future. As of December 31, 2024, these contingent commitments amounted to approximately $2.2 billion in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately $2.3 billion as of December 31, 2023. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

In addition to the above obligations, Genmab enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow Genmab the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

5.4—Fees to Auditors Appointed at the Annual General Meeting

(USD million)	2024	2023	2022
Audit fees	1.5	0.9	0.8
Audit-related fees	0.3	0.5	0.3
All other fees	—	—	—

Total	1.8	1.4	1.1

Genmab changed auditors from PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (PwC) to Deloitte Statsautoriseret Revisionspartnerselskab (Deloitte) as Genmab’s new statutory auditor and independent registered public accounting firm for the fiscal year beginning January 1, 2024, replacing PwC. As such, fees in the table above reflect those incurred by Deloitte in 2024 and by PwC in 2023 and 2022.

Fees for other services than statutory audit of the financial statements provided by Deloitte amounted to $0.3 million in 2024 ($0.5 million and $0.3 million in 2023 and 2022, respectively provided by PwC). These services primarily include agreed-upon procedures, other assurance assessments and reports, and accounting advice.

5.5—Acquisition of Businesses

On May 21, 2024 (“Acquisition Date”), Genmab completed the previously announced acquisition of all of the outstanding shares of ProfoundBio, resulting in ProfoundBio becoming a wholly owned subsidiary of Genmab. The acquisition of ProfoundBio gave Genmab worldwide rights to three candidates in clinical development, including ProfoundBio’s lead drug candidate, rinatabart sesutecan (Rina-S). In addition, Genmab acquired ProfoundBio’s novel ADC technology platforms. Rina-S is a clinical-stage, FRatargeted, TOPO1 ADC, which was in Phase 2 of a Phase 1/2 clinical trial at the time of the acquisition, for the treatment of ovarian cancer and other FRa-expressing solid tumors. Based on the data from the ongoing Phase 1/2 clinical trial Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRaexpressing solid tumors. In January 2024, the U.S. FDA granted Fast Track designation to Rina-S for the treatment of patients with FRa-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

In addition to payment of $1.72 billion for all of the outstanding shares of ProfoundBio, Genmab also made a $199 million payment to holders of outstanding ProfoundBio equity awards for settlement of such vested and non-vested awards. Of the $199 million payment, $187 million related to the portion of awards where the vesting period was completed prior to the Acquisition Date. This portion of the payment was therefore determined to be attributable to the pre-combination period and included in purchase consideration. The remaining $11 million payment related to the portion of awards with future vesting conditions, and therefore is attributable to post-combination services. The amount attributable to the post-combination service does not form part of the consideration and was therefore instead recognized as Acquisition and integration related charges in Genmab’s Consolidated Statements of Comprehensive Income.

The acquisition has been accounted for using the acquisition method of accounting which requires that assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date and consolidated into

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Genmab’s Consolidated Balance Sheets. The results of operations for ProfoundBio have been included in Genmab’s consolidated financial statements from the Acquisition Date. A fair value measurement has been performed and the purchase price has been allocated to intangible assets, associated deferred tax liabilities, other assets and liabilities, as well as goodwill being the excess value of the purchase price over the fair value of assets acquired and liabilities assumed (the purchase price allocation). Adjustments may be applied to the purchase price allocation for a period of up to 12 months from the Acquisition Date. During the fourth quarter of 2024, the Company recorded a measurement period adjustment impacting non-current deferred tax liabilities and goodwill that was not material. The total consideration for the acquisition of ProfoundBio is summarized as follows:

Total Consideration
Cash paid for outstanding shares	$1,718
Cash for equity compensation attributable to pre-combination service	187

Total consideration	$1,905
Cash acquired	(122)

Cash used for acquisition of business	$1,783

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the Acquisition Date based upon their respective fair values summarized below:

Amounts Recognized as of the Acquisition Date
Cash and cash equivalents	$122
Other current assets*	4
Property and equipment	6
IPR&D	1,540
Technology platform intangible asset	181
Other non-current assets**	3
Deferred tax liability	(292)
Other current liabilities***	(13)

Total identifiable net assets	$1,551
Goodwill	354

Total consideration	$1,905

*	Includes receivables and other investments
**	Includes other investments and right-of-use assets
***	Includes other payables, contract liabilities, lease and other liabilities

The carrying values of other current assets, property and equipment, other non-current assets and other current liabilities were determined to approximate their fair values.

The fair value assigned to acquired IPR&D, which was calculated using the multi-period excess earnings method of the income approach, was based on the present value of expected after-tax cash flows attributable to Rina-S, which was in Phase 1/2 testing. The present value of expected after-tax cash flows obtainable from Rina-S and assigned to IPR&D was determined by estimating the after-tax costs to complete development of Rina-S into a commercially viable product, estimating future revenue and ongoing expenses to produce, support and sell Rina-S, on an after-tax basis, and discounting the resulting net cash flows to present value. The revenue and costs projections used were reduced based on the probability that compounds at similar stages of development will become commercially viable products. The rate utilized to discount the net cash flows to their

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

present value reflects the risk associated with the future earnings attributable to the intangible asset. Acquired IPR&D will be accounted for as an intangible asset not yet available for use until regulatory approval in a major market is received or development is discontinued.

The fair value of the technology platform intangible asset was calculated using the relief from royalty method of the income approach. This method includes assigning value based on the economic savings from owning, rather than in-licensing, the technology platform intangible asset supported by observable market data for peer companies, then discounting the resulting probability adjusted net post-tax cash flows using a discount rate commensurate with the risk associated with the future income or cost savings attributable to the intangible asset.

The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and regulatory success, revenue growth rates, operating margins, and royalty rates).

The excess of purchase price over the fair value amounts assigned to identifiable assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The goodwill recorded as part of the acquisition is attributable to the intangible assets that do not qualify for separate recognition at the time of the acquisition, assembled workforce and deferred tax consequences of the IPR&D and technology platform intangible asset recorded for financial statement purposes. Genmab does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the acquisition has been recorded as a non-current asset in Genmab’s Consolidated Balance Sheets and is not amortized, but is subject to review for impairment annually. Refer to Note 3.1 for further details related to the accounting for goodwill.

From the Acquisition Date through December 31, 2024, Genmab’s Consolidated Statements of Comprehensive Income include no revenue and the following expenses associated with the acquisition and operations of ProfoundBio:

Consolidated Statements of Comprehensive Income (USD million):	Acquisition Date through December 31, 2024
Research and development expenses	58
Selling, general and administrative expenses	4
Acquisition and integration related charges*	27

Total	89

*

Acquisition related charges incurred from the Acquisition Date through December 31, 2024, are comprised of payments to holders of outstanding ProfoundBio equity awards related to post-combination services ($11 million). The remaining expenses are integration related charges incurred from the Acquisition Date through December 31, 2024, which are comprised of professional fees incurred to assist with the integration of ProfoundBio into Genmab’s operations post-acquisition. Additionally, prior to the Acquisition Date, Genmab recorded $16 million in Acquisition and integration related charges in Genmab’s Consolidated Statements of Comprehensive Income related to professional due diligence procedures in connection with the acquisition of ProfoundBio. The $16 million of Acquisition and integration related charges incurred prior to the Acquisition Date and the $27 million of Acquisition and integration charges incurred from the Acquisition Date through December 31, 2024 total $43 million through the fourth quarter of 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following table provides Genmab’s consolidated revenue and net profit for 2024 as if the acquisition of ProfoundBio had occurred on January 1, 2024:

(USD million)	Twelve Month Period Ended December 31, 2024
Revenue	3,121
Net Profit	1,102

The unaudited pro forma information does not necessarily reflect the actual results of operations of the combined entities that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects certain adjustments that were directly attributable to the acquisition of ProfoundBio, including additional amortization adjustments for the fair value of the technology platform intangible asset acquired.

As of December 31, 2024, Cash and cash equivalents in Genmab’s Consolidated Balance Sheets includes $30 million of restricted cash balances for funds held in escrow related to the acquisition of ProfoundBio.

ACCOUNTING POLICIES

BUSINESS COMBINATIONS

The acquisition method of accounting is used to account for all acquisitions where the target company meets the definition of a business in accordance with IFRS 3 (Business Combinations). The purchase price for a business is comprised of the fair value of the assets transferred and liabilities owned to the former owners, including option holders, of the acquired business and the fair value of any asset or liability resulting from a contingent consideration arrangement. Any amount of the purchase price which effectively comprises a settlement of a pre-existing relationship is not part of the exchange for the acquiree and is therefore not included in the consideration for the purpose of applying the acquisition method. Settlements of pre-existing relationships are accounted for as separate transactions in accordance with the relevant IFRS standards.

Identifiable assets and liabilities and contingent liabilities assumed are measured at fair value on the date of acquisition by applying relevant valuation methods. Goodwill is recognized as the excess of purchase price over the fair value of net identifiable assets acquired and liabilities assumed. Acquisition-related charges are expensed as incurred and included within Acquisition and integration related charges in the Consolidated Statements of Comprehensive Income.

MANAGEMENT’S JUDGMENTS AND ESTIMATES – OTHER INTANGIBLE ASSETS AND GOODWILL

Fair Value and Impairment Assessment of Other Intangible Assets and Goodwill

The application of the acquisition method involves the use of significant estimates because the identifiable net assets of the acquiree are recognized at their fair values for which observable market prices are typically not available. This is particularly relevant for intangible assets which require use of valuation techniques typically based on estimates of present value of future uncertain cash flows. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and regulatory success, revenue growth rates, operating margins, and royalty rates).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

5.6—Collaborations and Licenses

Collaborations

Genmab enters into collaborations with biotechnology and pharmaceutical companies to advance the development and commercialization of Genmab’s product candidates and to supplement its internal pipeline. Genmab seeks collaborations that will allow Genmab to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of certain of Genmab’s collaborations that have had, or are expected in the near term to have, a significant impact on financial results.

J&J (Daratumumab/DARZALEX)

In 2012, Genmab entered into a global license, development and commercialization agreement with J&J for daratumumab (marketed for the treatment of certain multiple myeloma indications as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and DARZALEX SC in Europe for SC administration). Under this agreement, J&J is fully responsible for developing and commercializing daratumumab, and all costs associated therewith. Genmab receives tiered royalty payments between 12% and 20% based on J&J’s annual net product sales with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme. In addition, the royalties payable by J&J are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of Genmab patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, J&J’s obligation to pay royalties to us will expire on a country-by-country basis on the later of the date that is 13 years after the first commercial sale of daratumumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent covering daratumumab in such country. The first U.S., European and Japanese sales of daratumumab occurred in 2015, 2016 and 2017, respectively. We have issued patents and pending patent applications covering daratumumab in numerous jurisdictions, including patents issued in the U.S., Europe and Japan. J&J owns a separate patent portfolio related to the subcutaneous formulation of daratumumab used in DARZALEX FASPRO/DARZALEX SC, but a binding arbitration determined that we are not entitled to royalties based on these separate patents.

Our issued U.S., European and Japanese patents covering daratumumab, after giving effect to issued U.S., European and Japanese patent term extensions and supplementary protection certificates, expire in 2029, 2031 and begin to expire in 2030, respectively. Assuming constant underlying sales of DARZALEX, we expect that our royalties from sales of DARZALEX will begin to decline materially in 2029 following expiration of our U.S. patent rights on daratumumab. Genmab is also eligible to receive certain additional payments in connection with development, regulatory and sales milestones.

In September 2020, Genmab commenced arbitration against J&J with respect to two different provisions of our license agreement for daratumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbitration denying both of Genmab’s claims. Genmab did not seek review of the award.

On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen with claims for milestone payments for daratumumab SC of $405 million and a separate 13-year royalty term for daratumumab SC on a country-by-country basis, from the date of the first commercial sale of daratumumab SC in each such country. This second arbitration followed from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

On April 21, 2023, the arbitral tribunal dismissed Genmab’s claims regarding the second arbitration, on the basis that these claims should have been brought in the first arbitration. One arbitrator dissented Genmab filed a request for review of the award, which was denied on January 23, 2024. As a result, the dismissal of Genmab’s claims in the second arbitration is now final.

Novartis (Ofatumumab/Kesimpta)

Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment on net sales for non-cancer treatments. Genmab pays a royalty to Medarex based on Kesimpta net sales. Novartis’s obligation to pay royalties to Genmab under this agreement expire on a country-by-country basis only in the event Novartis is no longer selling such product in a given country. The royalties are on a country-by-country basis subject to reduction in case of significant competition by competing products (as defined in the agreement) or a joint committee determination that a license of intellectual property owned by a third-party is necessary for commercialization.

Roche (Teprotumumab/TEPEZZA)

In May 2001, Genmab entered a research collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products.

Teprotumumab was initially developed in collaboration between Genmab and Roche, and later investigated under license from Roche by River Vision Development Corporation and subsequently Horizon Therapeutics for ophthalmic use. The product was approved under the brand name TEPEZZA in 2020 by the U.S. FDA for the treatment of TED and in 2024 by Japan’s MHLW for the treatment of active or high clinical activity score (CAS) TED. In October 2023, Amgen completed its acquisition of Horizon Therapeutics, including all rights to the development and commercialization of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales of TEPEZZA, on a country-by-country basis, for 10 years following the first commercial sale in such country.

Pfizer (Tisotumab vedotin/Tivdak)

In September 2010, Genmab and Pfizer entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. In October 2020, Genmab and Pfizer entered into a Joint Commercialization Agreement where Genmab would co-promote tisotumab vedotin, marketed as Tivdak, in the U.S., and lead commercial operational activities and record sales in Japan, while Pfizer would lead operational commercial activities in the U.S., Europe and China with a 50:50 profit split in those markets. In all other markets, if any, Pfizer would be responsible for commercializing tisotumab vedotin and Genmab would receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. Effective January 1, 2025, Genmab and Pfizer agreed to amend the License and Collaboration Agreement and the Joint Commercialization Agreement for Tivdak, assigning Genmab sole responsibility for the development and commercialization of Tivdak for second line plus recurrent or metastatic cervical cancer in Europe and all other regions globally, excluding the United States and the China region. With this amendment, Genmab will continue to co-promote Tivdak with Pfizer in the U.S. and will record sales for Europe, Japan and rest of world markets (excluding the United States and China regions), once commercialized, and will provide royalties to Pfizer on net sales in the low teens. Pfizer will continue to lead commercialization activities in China, when approved. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AbbVie (Epcoritamab/EPKINLY/TEPKINLY)

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab, and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab is the principal for net sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining net sales outside of these territories, subject to certain royalty reductions. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan.

Under the terms of the agreement, Genmab received a $750 million upfront payment in June 2020 and was initially entitled to receive an aggregate of up to $3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones were up to $1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement.

As a result of two programs being stopped, Genmab is instead contractually entitled to receive an aggregate of up to $2.55 billion in additional development, regulatory and sales milestone payments for all programs including an aggregate of up to $550 million in payments related to clinical development and commercial success for the one remaining bispecific antibody program, epcoritamab, included in the original agreement. In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to $2.0 billion in option exercise and success-based milestones.

In May 2023, epcoritamab received initial approval from the U.S. FDA and is marketed under the tradename EPKINLY. In September 2023, epcoritamab received initial approval from the EC and the Japan MHLW and is marketed under the tradenames TEPKINLY and EPKINLY, respectively. Genmab is entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, Genmab will share with AbbVie profits from the sale of licensed products on a 50:50 basis. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs of the discovery research programs up to opt-in.

The total transaction price of $750 million was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. The allocation of the transaction price to the performance obligations is summarized below:

•	Delivery of licenses for the three programs: $672 million

•	Co-development activities for the product concepts: $78 million

For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to, discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. For co-development activities related to up to four product concepts, a cost-plus margin approach was utilized.

The performance obligations related to the delivery of licenses were completed at a point in time (June 2020) and Genmab recognized $672 million as license fee revenue in June 2020. After delivery of the licenses, Genmab shares further development and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Refer to Note 3.7 for information pertaining to the remaining performance obligation related to co-development activities for the product concepts.

BioNTech

In May 2015, Genmab entered into an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of $10 million to BioNTech and an additional fee as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. During July 2022, Genmab and BioNTech expanded this collaboration to include the joint research, development and commercialization of monospecific antibody candidates using Genmab’s HexaBody technology platform.

Genmab and BioNTech have three investigational medicines currently in clinical development: DuoBody-CD40x4-1BB (GEN1042/BNT312), HexaBody-OX40 (GEN1055/BNT315) and DuoBody-EpCAMx4-1BB (GEN1059/BNT314). In August 2024, BioNTech opted not to participate in the further development of the acasunlimab (GEN1046) program under the parties’ existing License and Collaboration Agreement for reasons related to BioNTech’s portfolio strategy. Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab and the program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech.

J&J (DuoBody)

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using our DuoBody technology platform.

As of December 31, 2024, three DuoBody-based products created under this collaboration were in active clinical development and had been approved by regulatory authorities: RYBREVANT, TECVAYLI and TALVEY. Under our agreement with J&J, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT, a mid-single digit royalty on net sales of TECVAYLI, and a mid-single digit royalty on net sales of TALVEY, all of which are subject to a reduction of such royalty payment in countries and territories where there are no relevant patents (as defined in the agreement), among other reductions. Pursuant to the terms of the DuoBody agreement, J&J’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant patent (as defined in the agreement) covering the licensed product in such country. Genmab pays a royalty to Medarex based on RYBREVANT net sales.

5.7—Contingencies

Legal Contingency

In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and intend to vigorously defend against the lawsuit, and thus no provision has been recognized related to this matter.

Financial Guarantees

As of December 31, 2024 and December 31, 2023, Genmab has financial bank guarantees of $2 million issued as security for lease obligations under certain lease agreements. The likelihood of a claim under the guarantees has been assessed to be remote due to Genmab’ strong financial position and history of fulfilling lease payments. Accordingly, no provision has been recognized related to this matter.

5.8—Subsequent Events

Management has determined it is appropriate to change the functional currency of the Genmab A/S legal entity from DKK to USD effective January 1, 2025. This determination was made based on the growing number and significance of the underlying USD transactions, triggered by the commercialization of EPKINLY. Effective for the first quarter of 2025, the consolidated financial statements will also be presented in USD, which will be both the functional and presentation currency of the parent company.

No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of December 31, 2024.

Directors’ and Management’s Statement on the Consolidated Financial Statements

The Board of Directors and the Executive Management have today considered and approved the Consolidated Financial Statements of Genmab A/S for the financial years January 1 to December 31, 2024, 2023 and 2022. The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further disclosure requirements for listed companies in Denmark.

The Consolidated Financial Statements have been updated regarding the change in accounting policy relating to presentation currency from Danish Kroner to U.S. Dollars and foreign currency as disclosed within note 1.1, and the revisions made to notes 1.4, 4.2 and 4.5.

In our opinion, the Consolidated Financial Statements give a true and fair view of the Group’s financial position as at December 31, 2024 and 2023 and January 1, 2023 as well as of the results of its operations and cash flows for the financial years January 1 to December 31, 2024, 2023 and 2022.

Copenhagen, November 6, 2025

EXECUTIVE MANAGEMENT

Jan van de Winkel	Anthony Pagano
(President & CEO)	(Executive Vice President & CFO)

BOARD OF DIRECTORS

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Michael Kavanagh	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)